Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 9, 2019 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2018.

ii

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “—The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 8, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1202 (EUR 0.8927 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2019

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of the KfW Group for the full year ending December 31, 2019.

The group’s total assets increased by 4.7%, or EUR 23.0 billion, from EUR 485.8 billion as of December 31, 2018 to EUR 508.8 billion as of March 31, 2019. The group’s operating result before valuation and promotional activities amounted to EUR 392 million for the three months ended March 31, 2019, compared to EUR 374 million for the corresponding period in 2018. The main driver for the group’s operating result before valuation and promotional activities during the three months ended March 31, 2019, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 14 million for the three months ended March 31, 2019, compared to no income or expenses for risk provisions for the corresponding period in 2018;

•

Positive effects in an amount of EUR 21 million as market values of securities and equity investments increased in the three months ended March 31, 2019, compared to negative effects of EUR 11 million for the corresponding period in 2018;

•

Net expenses in an amount of EUR 22 million for the three months ended March 31, 2019, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net expenses in an amount of EUR 11 million for the corresponding period in 2018(1); and

•

Expenses relating to promotional activities in an amount of EUR 58 million for the three months ended March 31, 2019, compared to expenses in an amount of EUR 84 million for the corresponding period in 2018.

The group’s consolidated profit for the three months ended March 31, 2019, amounted to EUR 295 million compared to EUR 228 million for the corresponding period in 2018.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2019, as compared to the corresponding period in 2018.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Three months ended March 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden) (1)	9,099	12,657	-28
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) (1)	1,721	2,229	-23
KfW Capital (formerly Equity Financing) (1)	33	17	94
Export and Project Finance (KfW IPEX-Bank)	4,786	3,305	45
Promotion of Developing Countries and Emerging Economies	971	468	107
of which KfW Entwicklungsbank	815	414	97
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	156	54	188
Financial Markets	321	185	74

Total Promotional Business Volume (2)	16,931	18,861	-10

(1)

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into three business sectors, which are characterized by different operating models. These business sectors include SME Bank & Private Clients (Mittelstandsbank & Private Kunden), Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) and KfW Capital (formerly Equity Financing). Comparative figures for the three months ended March 31, 2018 have been restated to reflect the reorganization of KfW’s domestic promotional business.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume for the three months ended March 31, 2019, amounted to EUR 16.9 billion, compared to EUR 18.9 billion for the corresponding period in 2018. While commitments in KfW’s Export and Project Finance business sector increased significantly, this increase was offset by a substantial decrease in commitments in KfW’s domestic business sectors SME Bank and Private Clients and Customized Finance and Public Clients.

Commitments in the SME Bank and Private Clients business sector amounted to EUR 9.1 billion for the three months ended March 31, 2019, compared to EUR 12.7 billion for the corresponding period in 2018. This decrease was mainly attributable to lower commitments under KfW’s innovation financing programs, as well as lower commitments under its environmental investment programs. At the same time, KfW’s general investment and housing investment programs experienced an increase in commitments.

Commitments in the business sector Customized Finance and Public Clients decreased to EUR 1.7 billion for the three months ended March 31, 2019, from EUR 2.2 billion for the corresponding period in 2018. This decrease was primarily driven by a decrease in global loans for the refinancing of leasing contracts to SMEs and by a decrease in commitments under the program for the refinancing of export loans. At the same time, EUR 122 million were committed to the KfW’s Loan for Growth program, which was launched in 2018.

Commitments in the business sector KfW Capital (formerly Equity Financing) increased to EUR 33 million for the three months ended March 31, 2019, from EUR 17 million for the corresponding period in 2018. This increase was mainly driven by an increase in commitments via the ERP Venture Capital Fund.

Commitments in KfW’s Export and Project Finance business sector for the three months ended March 31, 2019, amounted to EUR 4.8 billion, compared to EUR 3.3 billion for the corresponding period in 2018. This significant increase was mainly due to KfW IPEX-Bank’s higher commitments in various sectors, with the maritime industries sector being the strongest contributor.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector increased to EUR 1 billion for the three months ended March 31, 2019, from EUR 0.5 billion for the corresponding period in 2018. This increase was driven by overall higher commitments of KfW Entwicklungsbank as well as private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector for the three months ended March 31, 2019, increased to EUR 321 million, compared to EUR 185 million for the corresponding period in 2018, due to a significant increase in commitments in both the ABS and ABCP portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the four months ended April 30, 2019, totaled EUR 41.3 billion, of which 51.0% was raised in euro, 27.6% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2019

(EUR in millions)
Borrowings
Short-term funds	47,412
Bonds and other fixed-income securities	395,407
Other borrowings	21,321

Total borrowings	464,140

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	17,670
Fund for general banking risks	600
Revaluation reserve	-779
Total equity	30,429

Total capitalization	494,569

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2019, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of the KfW Group as of March 31, 2019, is not necessarily indicative of its capitalization to be recorded as of December 31, 2019.

The increase of EUR 114 million in total equity, which amounted to EUR 30,429 million as of March 31, 2019, compared to EUR 30,315 million as of December 31, 2018, reflected

(i)	KfW Group’s consolidated profit of EUR 295 million for the three months ended March 31, 2019;

(ii)	a decrease of EUR 185 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk; and

(iii)	an increase in retained earnings of EUR 4 million relating to a disposal of fair value liabilities, which resulted in a reclassification of revaluation reserves to retained earnings.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the three months ended March 31, 2019, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 CRR amounted to 20.0% as of March 31, 2019, (not taking into account the interim profit of the first three months of 2019 according to Article 26(2) CRR), compared to 20.1% for both ratios as of December 31, 2018. This slight decrease was mainly due to an increase of the derivative exposure, which was partially offset by the recognition of the interim profits of the second half of 2018.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2017	0.5	2.8
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0
3rd quarter 2018	-0.2	1.1
4th quarter 2018	0.0	0.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

In the fourth quarter of 2018, Germany’s gross domestic product (“GDP”) remained at the same level as in the previous quarter after price, seasonal and calendar adjustments.

Compared to the third quarter of 2018, positive contributions to growth came mainly from domestic demand in the fourth quarter of 2018. Gross fixed capital formation, in particular in construction (+1.3%) but also in machinery and equipment (+0.7%), increased markedly in the fourth quarter of 2018 compared to the third quarter of 2018. While household final consumption expenditure increased slightly (+0.2%), government final consumption expenditure increased markedly (+1.6%) in the fourth quarter of 2018 compared to the third quarter of 2018. However, changes in inventories had a negative impact on growth, contributing -0.6 percentage points to growth in the fourth quarter of 2018 compared to the third quarter of 2018.

Compared to the third quarter of 2018, the development of foreign trade arithmetically had a neutral effect on growth in the fourth quarter of 2018. According to provisional calculations, exports and imports of goods and services each increased by 0.7% in the fourth quarter of 2018 compared to the third quarter of 2018. Thus, the balance of exports and imports (net exports) contributed 0.0 percentage points to growth in the fourth quarter of 2018 compared to the third quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the growth of the German economy decelerated and the German economy grew by 0.6% in the fourth quarter of 2018, following increases by 1.1% in the third quarter of 2018, 2.0% in the second quarter of 2018 and 2.1% in the first quarter of 2018, in each case compared to the corresponding periods in 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 4th quarter of 2018, press release of February 22, 2019 (https://www.destatis.de/EN/Press/2019/02/PE19_064_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
March 2018	0.6	1.5
April 2018	0.2	1.3
May 2018	0.8	2.1
June 2018	0.1	1.9
July 2018	0.4	1.9
August 2018	0.1	1.9
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3

In March 2019, consumer prices in Germany increased by 1.3% compared to March 2018. Energy prices, which increased by 4.2% compared to March 2018, had an upward effect on the inflation rate in March 2019. Excluding energy prices, the inflation rate in March 2019 compared to March 2018 would have been 1.1%.

Compared to March 2018, food prices increased in March 2019 by 0.7%. While a substantial year-on-year price increase was recorded in March 2019 compared to March 2018 for vegetables (+8.0%), fruit prices decreased markedly in the corresponding period (-7.1%). The prices of goods overall increased above average by 1.6% in March 2019 compared to March 2018, in particular due to the increase in energy prices. In addition to energy products, considerable year-on-year price increases were also recorded in March 2019 compared to March 2018 for other goods such as tobacco products (+4.4%), printed matter and stationery and drawing materials (+3.3%) and vehicles (+2.5%). The prices of services overall increased by 1.2% in March 2019 compared to March 2018.

Compared to February 2019, the consumer price index increased by 0.4% in March 2019. While prices for package holidays increased markedly by 7.8% in March 2019 compared to February 2019, prices also increased for footwear (+3.7%) and clothing (+3.0%) in the corresponding period. Furthermore, overall energy prices increased by 0.6% in March 2019 compared to February 2019. Overall food prices, however, declined by 0.6% in March 2019 compared to February 2019.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in March 2019: +1.3% on March 2018, press release of April 11, 2019 (https://www.destatis.de/EN/Press/2019/04/PE19_143_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2018	3.5	3.5
April 2018	3.5	3.4
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.4
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.1	3.2
March 2019	3.5	3.2

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

Compared to March 2018, the number of employed persons increased in March 2019 by approximately 495,000 or 1.1%. Compared to February 2019, the number of employed persons increased in March 2019 by approximately 33,000 or 0.1% after adjustment for seasonal fluctuations.

In March 2019, the number of unemployed persons decreased by approximately 13,000 or 0.7% compared to March 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2019 stood at 1.38 million, which was a decrease of roughly 13,300 compared to February 2019.

Sources: Statistisches Bundesamt, Stable increase in employment in 1st quarter of 2019, press release of April 30, 2019 (https://www.destatis.de/EN/Press/2019/04/PE19_165_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to February 2019	January to February 2018
Trade in goods, including supplementary trade items	34.9	36.7
Services	-2.1	-1.2
Primary income	15.3	15.3
Secondary income	-13.0	-10.4

Current account	35.1	40.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in February 2019: +3.9% on February 2018, press release of April 8, 2019 (https://www.destatis.de/EN/Press/2019/04/PE19_137_51.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 485.8 billion as of December 31, 2018, including loans and advances to banks and customers of EUR 126.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 75.5 billion in 2018. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•	SME Bank and Private Clients (Mittelstandsbank und Private Kunden) offers highly standardized products for SMEs, business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden) provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital (formerly Equity Financing) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital GmbH & Co. KG is a legally independent entity wholly-owned by KfW and commenced operational activities on October 15, 2018;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly-owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly-owned by KfW; and

•	Financial Markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union (“EU”) in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “—Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly-owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “—Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “—Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “—Management and Employees—Board of Supervisory Directors.”

Starting with January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW. Previously, BaFin had granted KfW a transitional period from January 1, 2016 until January 1, 2018 to prepare for the application of the IVV.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced internal ratings-based approach (“IRBA”) for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-

portfolio segments by 2022. KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 20.1% as of December 31, 2018 (including the interim profit as of June 30, 20181). The decrease of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2017, which both amounted to 20.6%, was mainly due to the re-parametrization of evaluation methods and procedures, foreign exchange rate effects (EUR/USD) and credit rating downgrades of the rating of important on-lending banks. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved continue to be valued following the generally more capital-intensive standardized approach for credit risks. As part of the IRBA approval process, adjustments to the methods of collateral valuation for final-borrower assignments in the domestic promotional business were necessary, which resulted in an increase of risk-weighted assets. For more information on KfW’s other key indicators, including the capital ratios based on the analogous application of the advanced IRBA, see “Group management report—Risk report—Overview of key indicators” included in Exhibit (e).

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2018 was 15.7%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.8% plus a Capital Conservation Buffer and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 3% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 2.75% for certain IT-, internal-auditing- and operational-risk-management-related findings. This surcharge, resulting in a temporary increase of the TSCR of the KfW Group, was imposed by BaFin in 2018 against the following background. In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017 BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal-auditing- and operational-risk-management-related findings. The surcharge of 2.75% is expected to remain in place until the underlying issues have been resolved. In addition, BaFin notified KfW that KfW is required to maintain a capital buffer of 1% for Other Systemically Important Institutions (O-SIIs) in Germany. The buffer will be phased-in over a period of three years starting in 2019.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW applies the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2020.

According to a decision made by the supervisory authority BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or

[1]	According to Article 26(2) CRR.

“MaRisk”) have become applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW will implement a fully-fledged regulatory reporting system by 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For more information on KfW IPEX-Bank, see “—Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Regulatory Costs. As KfW had already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, its previous voluntary compliance facilitated its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to continue to entail special organizational efforts and related costs.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “—Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2018 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2018, dated March 5, 2019, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 199 of Exhibit (e).

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank and Private Clients (Mittelstandsbank und Private Kunden);

•	Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden);

•	KfW Capital (formerly Equity Financing);

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies; and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated:

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
SME Bank and Private Clients (Mittelstandsbank und Private Kunden) (1)	36,294	42,388	-14
Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden) (1)	9,544	9,319	2
KfW Capital (formerly Equity Financing) (1) (2)	141	105	34
Export and Project Finance (KfW IPEX-Bank)	17,730	13,751	29
Promotion of Developing Countries and Emerging Economies	10,558	9,748	8
of which KfW Entwicklungsbank	8,692	8,197	6
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,866	1,551	20
Financial Markets	1,472	1,541	-4

Total Promotional Business Volume (3) (4)	75,495	76,481	-1

(1)

With effect from April 1, 2018, KfW reorganized its domestic promotional business, which it had previously conducted through its business sectors Mittelstandsbank (SME Bank) and Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions) based on a distinction between customer groups, into three business sectors, which are characterized by different operating models. These business sectors include SME Bank and Private Clients (Mittelstandsbank und Private Kunden), Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden) and KfW Capital (formerly Equity Financing). Comparative figures for the year ended December 31, 2017 have been restated to reflect the reorganization of KfW’s domestic promotional business.

(2)

In August 2018, KfW incorporated a new subsidiary, KfW Capital GmbH & Co. KG, for the purpose of bundling its investment activities in venture capital and venture debt funds in one entity. KfW Capital launched its operational activities in October 2018 and certain of KfW’s prior activities in venture capital financing were transferred to KfW Capital GmbH & Co. KG with effect as of January 1, 2019. In the past, KfW’s investment activities in venture capital and venture debt funds were disclosed under the caption Equity Financing. In line with KfW’s reorganized structure, going forward such investment activities in venture capital and venture debt funds will be shown no longer under Equity Financing but rather under KfW Capital.

(3)

Total promotional business volume for 2018 has been adjusted for commitments of EUR 245 million, compared to EUR 372 million for 2017, made by KfW IPEX-Bank relating to Export and Project Finance and refinanced under certain KfW program loans.

(4)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG (Bundesausbildungsförderungsgesetz, i.e. the German Federal Training Assistance Act) government loan program) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2018. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2018
	Commitments outstanding	Economic capital required (1)
SME Bank and Private Clients	51%	44%
Customized Finance and Public Clients	13%	13%
KfW Capital	0%	1%
Export and Project Finance (KfW IPEX-Bank)	15%	6%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG)	9%	9%
Financial Markets	12%	6%

Total (in EUR billions)	518.1	18.4

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 39 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank and Private Clients, Customized Finance and Public Clients, and by KfW Capital (formerly Equity Financing). Further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrower. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 180 banks. In 2018, 60% (2017: 61%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected Landesförderinstitute with existing agreements, and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property, other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of obtaining a more efficient, automated and accelerated process. For this purpose, KfW developed a digital online platform for its highly standardized loan programs. The online platform, which was launched in 2014 as a tool for loan applications under the housing investment programs, provides immediate feedback as to KfW’s approval of the loan in the form of an electronic confirmation from KfW. As of year-end 2015, all loan applications under the housing investment programs are handled through this platform. In 2018, KfW reached its goal to expand the platform to support most of the domestic promotional programs for commercial enterprises (including programs for SMEs and environmental investment programs) and programs for municipal enterprises, businesses and non-profit organizations. In 2019, KfW will continue to connect all intermediate banks to the platform under the promotional programs. In the future, most Landesförderinstitute will also offer their own commercial products via the platform. This will allow customers and financing partners uniform access to promotional loans commissioned by the federal and state governments.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank and Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank and Private Clients and its special programs for investments by micro-enterprises is designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, the final borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non-program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and Europe. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land. KfW cooperates with 16 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which they on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects, and energy efficiency projects.

SME Bank and Private Clients

KfW’s SME Bank and Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends to private individuals housing-related loans and grants as well as financing for education. The financing is provided primarily by means of loan programs (2018: EUR 36.0 billion, 2017: EUR 42.0 billion) and mezzanine programs (2018: EUR 0.3 billion, 2017: EUR 0.4 billion).

The following table shows SME Bank and Private Clients’ commitments by area for each of the years indicated:

SME BANK AND PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in billions)		(in %)
SME Bank	17.2	21.3	-19
Start-up financing and general investment	6.7	9.6	-30
Innovation	3.1	1.9	+63
Environmental investment	7.4	9.8	-24

Private Clients	19.1	21.1	-9

Housing investment programs	5.0	4.7	+6
Education programs	2.1	2.2	-5
Environmental investment	12.0	14.2	-15

Total commitments	36.3	42.4	-14

To improve social living conditions and support the German economy, SME Bank and Private Clients committed financing in an amount of EUR 36.3 billion in 2018 (2017: EUR 42.4 billion). Compared to the previous year, commitments decreased both for SME Bank and for Private Clients. The decrease was mainly caused by a decline in the field of general investment and in environmental programs. General investment decreased primarily due to less demand given the low interest rate environment and, as a consequence, increased competition among banks in this particular area. Furthermore, demand for KfW’s environmental investment programs decreased due to changes in Germany’s energy policy; for example, commitments under the Program for Renewable Energy decreased from EUR 3.9 billion in 2017 to EUR 1.8 billion in 2018. In contrast, innovation and housing investment programs experienced increases in commitments. The increased demand in the field of housing was primarily caused by the new program Baukindergeld, a grant-based program launched on September 18, 2018 that was initiated by the German Government to promote homeownership for families with children and for single parents for which KfW is fully compensated by the Federal Republic.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2018, Germany had an estimated 3.76 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2017. During the same period, SMEs accounted for 44.5% of gross investment by the German corporate sector and employed 70.4% of the workforce.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to the on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. For instance, this is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants, or in machinery and equipment. In 2018, commitments in this area amounted to EUR 6.7 billion and decreased compared to the previous year (2017: EUR 9.6 billion). While commitments in the area of general investment declined from EUR 5.8 billion in 2017 to EUR 3.1 billion in 2018, SME Bank’s start-up financings remained almost unchanged (2018: EUR 3.6 billion, 2017: EUR 3.8 billion).

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitization activities by means of loans or mezzanine capital. Commitments in the field of innovation financing increased significantly to EUR 3.1 billion in 2018 (2017: EUR 1.9 billion).

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming to increase energy efficiency or to reduce greenhouse gas emissions, and promotes the use of sources of renewable energies. Commitments for environmental investment programs declined from EUR 9.8 billion in 2017 to EUR 7.4 billion in 2018, particularly due to fewer commitments under KfW’s Renewable Energies Program. Starting from a high level in 2017 (EUR 3.9 billion), commitments under KfW’s Renewable Energies Program decreased to EUR 1.8 billion in

2018. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Financial Markets—Funding”). Commitments under SME Bank’s Energy Efficiency Program decreased from EUR 5.7 billion in 2017 to EUR 5.3 billion in 2018.

Prior to the end of 2018, KfW’s Renewable Energies Program “Storage” and KfW’s Energy Efficiency Program “Waste Heat” were terminated. At the same time, a new program, “Energy Efficiency and Process Heat from Renewable Energies in Business”, has been implemented starting with January 1, 2019. This program is financed by the Federal Ministry of Economic Affairs and Energy and offers repayment bonuses to ultimate borrowers.

Private Clients

Housing Investment Programs

Private Clients’ housing investment programs provide funds for the promotion of home ownership, and for the improvement of the security of and accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2018 amounted to EUR 5.0 billion (2017: EUR 4.7 billion), of which EUR 3.5 billion (2017: EUR 4.2 billion) were granted for home ownership promotion programs. On September 18, 2018, KfW launched the new program, Baukindergeld, a grant-based program launched in September 2018 that was initiated by the German Government to promote homeownership for families with children and for single parents for which KfW is fully compensated by the Federal Republic.

Education Programs

Private Clients provides direct loans to support students and employees in higher education and advanced occupational training. Some of these programs are covered by a credit guarantee of the Federal Government or the Länder. In 2018, commitments amounted to EUR 2.1 billion, almost reaching the previous year’s level (2017: EUR 2.2 billion).

Environmental Investment Programs

Private Clients also provides loans and grants to private clients to promote the construction of new energy-efficient homes as well as the renovation and energy-efficient refurbishment of existing properties. Commitments declined from EUR 14.2 billion in 2017 to EUR 12.0 billion in 2018.

Customized Finance and Public Clients

KfW’s Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to promotional institutes of the German federal states (“Landesförderinstitute”) and other financial institutions.

The following table shows Customized Finance and Public Clients’ commitments by area for each of the years indicated:

CUSTOMIZED FINANCE AND PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	3,497	3,924	-11
Corporate Loans and Project Finance	176	520	-66
Innovation	50	0
Global funding facilities to Landesförderinstitute	2,928	3,951	-26
Program for the refinancing of export loans	1,423	275	417
Global loans to selected financial institutions	1,470	650	126

Total commitments (1)	9,544	9,319	2

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

Commitments in the business sector Customized Finance and Public Clients increased to EUR 9.5 billion in 2018 from EUR 9.3 billion in 2017 and was primarily driven by an increase in commitments under the program for the refinancing of export loans and by an increase in global loans to selected financial institutions. At the same time, the demand for global funding facilities to Landesförderinstitute decreased.

Municipal Infrastructure Programs

Customized Finance and Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs decreased to EUR 3.5 billion in 2018 from the previous year’s level of EUR 3.9 billion due to lower credit demand from social infrastructure entities.

Global Loans and Global Funding Facilities

The following table shows Customized Finance and Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	2,928	3,951	-26
Program-based global loans to Landesförderinstitute	653	674	-3
Non program-based global loans to selected financial institutions in Germany and Europe	1,470	650	126

Total commitments (1)	5,051	5,275	-4

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and the BAföG government loan program) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute and the BAföG government loan program, commitments represent the actual volume of funds disbursed in the relevant year.

In 2018, Customized Finance and Public Clients granted global funding facilities and program-based global loans to Landesförderinstitute. with global funding facilities to Landesförderinstitute equaling EUR 2.9 billion (2017: EUR 4.0 billion) and program-based global loans to Landesförderinstitute equaling EUR 0.7 billion (2017: EUR 0.7 billion). The decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand.

Besides its commitments to Landesförderinstitute, Customized Finance and Public Clients grants global loans to selected financial institutions in Germany to refinance leasing contracts to SMEs as well as to selected financial institutions in Europe to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2018, global loans to selected financial institutions in Germany and Europe amounted to EUR 1.5 billion (2017: EUR 0.7 billion). This amount is fully attributable to the refinancing of leasing contracts (2017: EUR 0.7 billion). In 2018 and 2017, no global loans were granted to European financial institutions due to prevailing market conditions. Nevertheless, the demand for refinancing of leasing contracts in Germany increased significantly in 2018.

Program for the Refinancing of Export Loans

Customized Finance and Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2018, KfW made commitments of EUR 1.4 billion (2017: EUR 0.3 billion) under this program.

Corporate Loans and Project Finance

Customized Finance and Public Clients provides corporate loans, project financing and some equity financing. In total the commitments in corporate loans and project financing declined from EUR 520 million in 2017 to EUR 176 million in 2018. This decrease was mainly driven by the Wind-Off-Shore program (no commitments in 2018 compared to EUR 313 million in 2017).

Innovation

In 2018, KfW launched a new program, the “KfW Loan for Growth,” to support innovation and digitalization projects of larger medium-sized enterprises and committed EUR 24 million to the program. This new KfW program is part of the German government’s Tech Growth Fund initiative, which aims to support companies in their growth phase by expanding the range of state financing instruments available. With the new KfW Loan for Growth, KfW is adding a facility for individually structured large-volume financing of innovation and digitalization measures to its existing range of standardized bank-intermediated promotional products. With this new product, KfW will also be able to take on a part of partner banks’ credit risk for larger medium-sized companies with annual turnovers of up to EUR 2 billion. Under the new promotional program, KfW will take part on the same terms in a debt financing operation of one or more partner banks, covering up to 70% of the project risk through a risk sub-participation. To the greatest extent possible, KfW will secure this credit risk through the European Investment Bank (EIB) by means of a 50% guarantee from the European Fund for Strategic Investments (EFSI).

Also in 2018, KfW started to transfer activities of its venture capital financing into its newly established subsidiary KfW Capital GmbH & Co. KG. The non-venture-capital equity business and the portfolio business was and will not be transferred to KfW Capital GmbH & Co. KG, but remain with KfW (Customized Finance and Public Clients). Due to the reorganization of the portfolio, commitments for the remaining businesses, mainly the ERP-Start-up-Fund, slightly decreased to EUR 21 million in 2018 compared to EUR 28 million in 2017.

KfW Capital (formerly Equity Financing)

KfW Capital GmbH & Co. KG, KfW’s new venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital GmbH & Co. KG’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital GmbH & Co. KG and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital GmbH & Co. KG. KfW Capital GmbH & Co. KG is a financial enterprise (Finanzunternehmen) pursuant to Section 1 para 3 of the KWG and as such subject to a specific regulatory regime.

The business objective of KfW Capital GmbH & Co. KG is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital GmbH & Co. KG does only invest in funds and does not invest directly in companies. For a period of ten years, the targeted average investment volume is EUR 200 million annually. KfW Capital GmbH & Co. KG intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights.

KfW Capital GmbH & Co. KG commenced its operational activities on October 15, 2018. From October 2018 until December 2018, any new investments in venture capital and venture debt funds were still made on behalf and for the account of KfW. With effect as of January 1, 2019, certain of KfW’s venture capital investments were transferred to KfW Capital GmbH & Co. KG, including KfW’s investments in the High-Tech Start-up Fund I, II and III (High-Tech Gründerfonds) and in the public venture capital co-investment fund coparion GmbH & Co. KG as well as KfW’s investments in other funds via the program ERP Venture Capital Fund Investments (ERP-Venture Capital – Fondsinvestment). Between October and December 2018, KfW Capital GmbH & Co. KG performed certain duties for and on behalf of KfW with respect to these investments on the basis of a management service agreement. Furthermore, KfW entered into a profit and loss transfer agreement with KfW Capital GmbH & Co. KG.

In 2018, total commitments of the business sector KfW Capital (formerly Equity Financing) increased to EUR 141 million from EUR 105 million in 2017. The majority of funds was invested via the program “ERP Venture Capital Fund Investments”. Starting with October 15, 2018, the business sector KfW Capital (formerly Equity Financing) comprises also KfW Capital GmbH & Co. KG’s operational activities.

The following table shows the commitments of the business sector KfW Capital (formerly Equity Financing) for each of the years indicated:

KFW CAPITAL COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017(1)	% change
	(EUR in millions)		(in %)
High-Tech Start-up Funds	17	32	-47
ERP Venture Capital Fund Investments	124	73	70

Total commitments	141	105	34

(1)

Figures as of December 31, 2017 are for the former business sector Equity Financing. See “—Business—Introduction” regarding the reorganization of KfW’s domestic promotional business with effect from April 1, 2018.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 28.0 billion as of December 31, 2018 (December 31, 2017: EUR 26.4 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 53.9 billion as of December 31, 2018 (December 31, 2017: EUR 51.3 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2018, KfW IPEX-Bank employed 704 persons, excluding managing directors but including temporary personnel (December 31, 2017: 679).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2018, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 245 million (2017: EUR 372 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s Export and Project Finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2018, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 43.6 billion, of which EUR 9 billion, or 22%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

In 2018, total commitments of the Export and Project Finance business sector increased to EUR 17.7 billion (2017: EUR 13.8 billion) including commitments under the CIRR scheme for the refinancing of banks, which is supported by the federal budget.

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2018		2017		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	12,963	73	8,275	60	57
Promotional business (conducted on behalf of KfW)	4,767	27	5,476	40	-13

Total commitments (1)	17,730	100	13,751	100	29

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

New commitments in 2018 amounted to EUR 17.7 billion compared to EUR 13.8 billion in 2017. This increase is the result of the demand for export and project financing throughout 2018 in a competitive market environment with very low interest rates and high liquidity in which a balanced risk-to-return-ratio remained key for KfW IPEX-Bank.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Power, renewables and water	3,381	2,629	29
Financial institutions, trade and commodity finance	2,815	1,473	91
Basic industries	2,509	2,014	25
Maritime industries	2,268	1,623	40
Industries and services	2,184	2,057	6
Aviation, mobility and transport (1)	2,150	1,273	69
Infrastructure (1)	1,709	998	71
CIRR scheme for bank refinancing (ship + ERP finance) (2)	714	1,685	-58

Total commitments	17,730	13,751	29

(1)	In 2018 the sector “aviation and rail” was renamed “aviation, mobility and transport” and the sector “transport and social infrastructure” “infrastructure.”

(2)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new “ERP Export Financing Program” (ERP-CIRR) amounting to EUR 0.3 billion in 2018 and 0.03 billion in 2017.

Demand for export and project financing remained strong throughout 2018, allowing for commitments (excluding those under the CIRR for bank refinancing) in the amount of EUR 17.0 billion in 2018 (2017: EUR 12.1 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 3.4 billion (2017: EUR 2.6 billion), followed by the financial institutions, trade and commodity finance sector with commitments of EUR 2.8 billion (2017: EUR 1.5 billion). Commitments in the basic industries sector increased by EUR 0.5 billion to EUR 2.5 billion (2017: EUR 2.0 billion).

In 2018, commitments under the CIRR scheme for bank refinancing decreased to EUR 0.7 billion (2017: EUR 1.7 billion). This decrease was due to lower demand from potential borrowers.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2018: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2018, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany were stable amounting to EUR 2.9 billion (2017: EUR 2.8 billion). In 2018, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 7.2 billion (2017: EUR 4.5 billion). KfW IPEX-Bank’s commitments in the rest of the world also increased in 2018 to EUR 6.9 billion as compared to commitments of EUR 4.8 billion in 2017. Commitments under the CIRR scheme (2018: EUR 0.7 billion; 2017: EUR 1.7 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	12,607	9,252	36
Thereof
Loans (term loans and bullet)	8,080	5,848	38
Trade finance	1,690	1,078	57
Revolving credit facilities for cash drawings	2,078	1,383	50
Guarantees	703	685	3
Lease finance	57	145	-61
Debt instruments	0	113	-100
Project finance (1)	3,786	2,550	48
Asset finance (1)	218	67	226
Acquisition finance (1)	310	168	84
Loans to funds	45	0	100
Commodity Trade Finance	51	30	71
CIRR scheme for bank refinancing (ship + ERP finance)	714	1,685	-58

Total commitments	17,730	13,751	29

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2018, EUR 207 million of loan disbursements were supported by the ERP Special Fund (2017: EUR 184 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	8,692	8,197	6
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,866	1,551	20

Total commitments	10,558	9,748	8

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2018, approximately 34% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit, “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2018, approximately 91% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2018, approximately 80% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Loan commitments (1)	5,587	4,975	12
of which federal funds	315	113	179
of which KfW’s funds refinanced in the capital markets	5,272	4,862	8
Grant commitments	2,627	2,756	-5
Mandates	478	466	2

Total commitments	8,692	8,197	6

(1)	Includes equity investments (2018: EUR 25 million, 2017: EUR 119 million)

Total commitments of KfW Entwicklungsbank increased by 6% to EUR 8,692 million in 2018 (2017: EUR 8,197 million) due to increased loan commitments especially for multi-sectoral projects, energy projects and social infrastructure projects. The relative share of loan commitments that were refinanced in the capital markets decreased to 94% in 2018 (2017: 98%).

In 2018, Asia accounted for 30% of KfW Entwicklungsbank’s commitments (2017: 29%); Sub-Saharan Africa accounted for 20% (2017: 21%); Middle East/North Africa accounted for 27% (2017: 17%); Europe/Caucasus accounted for 10% (2017: 14%); Latin America accounted for 12% (2017: 15%); and trans-regional commitments accounted for less than 1% (2017: 4%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2018		2017		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,845	33	2,437	30	17
Social infrastructure	3,387	39	2,938	36	15
Financial sector	597	7	928	11	-36
Production sector	354	4	381	5	-7
Others (1)	1,509	17	1,513	18	0

Total commitments	8,692	100	8,197	100	6

(1)	Consists mainly of commitments made for environmental and multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2018, DEG maintained 13 representative offices in developing countries or emerging economies. In 2018, DEG employed an average of 611 persons (2017: 569). At year-end 2018, DEG’s total assets (IFRS, before consolidation) amounted to EUR 6.3 billion (2017: EUR 5.7 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services for example in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2018	2017	% change
	(EUR in millions)		(in %)
Loans	1,109	988	12
Equity participations	531	475	12
Mezzanine financing	226	88	157

Total commitments	1,866	1,551	20

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2018 were EUR 485.8 billion. EUR 439.1 billion, or 90.4% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2018, KfW had EUR 16.8 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, 73% of KfW’s consolidated total borrowings outstanding at the end of 2018 had remaining maturities of one year or more.

Financial Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding out of total financial-market funds outstanding was 90% at the end of 2018.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise its “benchmark” bond programs (in euro and U.S. dollar, issued as SEC-registered global bonds or under KfW’s European medium-term note program); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors. For certain of these bonds KfW links the proceeds to investments financed by KfW with a clear environmental benefit such as investments in the sector of renewable energies. These offerings are referred to by KfW as “green bonds.”

In 2018, benchmark bonds accounted for a funding volume of EUR 55.4 billion, or 73%, of KfW’s total capital-market funding. Publicly-placed bonds outside the benchmark programs and private placements accounted for EUR 18.6 billion, or 24%, and EUR 2.1 billion, or 3%, respectively. Total capital-market funding in 2018 amounted to EUR 76.1 billion (2017: EUR 78.2 billion). KfW expects its volume of long-term funding to be raised in the capital markets in 2019 to be approximately EUR 80 billion.

In 2018, KfW conducted seven new bond issues as well as three re-openings of two 2015 bond issues, two re-openings of a 2016 bond issue and one re-opening of a 2017 bond issue (13 transactions in total in 2018) in an aggregate principal amount of EUR 37.5 billion under its euro benchmark program. Also in 2018, KfW conducted five new bond issues as well as one re-opening of a 2013 bond issue in an aggregate principal amount of USD 21.5 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, one additional series of global notes denominated in U.S. dollar was issued by KfW in 2018.

KFW’S BENCHMARK BOND ISSUES IN 2018

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2018	USD 5.0	5	2.375
KfW U.S. $-Benchmark II/2018	USD 3.0	10	2.875
KfW U.S. $-Benchmark III/2018	USD 4.0	3	2.625
KfW U.S. $-Benchmark IV/2018	USD 4.0	2	2.750
KfW U.S. $-Benchmark V/2018	USD 4.0	3	3.125
KfW U.S. $-Benchmark V/2013 (re-opening)	USD 1.5	2	2.750
KfW Euro-Benchmark I/2018	EUR 5.0	10	0.625
KfW Euro-Benchmark II/2018	EUR 4.0	5	0.125
KfW Euro-Benchmark III/2018	EUR 5.0	7	0.375
KfW Euro-Benchmark IV/2018	EUR 5.0	5	0.125
KfW Euro-Benchmark V/2018	EUR 4.0	7	0.250
KfW Euro-Benchmark VI/2018	EUR 4.0	10	0.750
KfW Euro-Benchmark VII/2018	EUR 5.0	5	0.125
KfW Euro-Benchmark I/2016 (re-opening)	EUR 1.0	5	0.375
KfW Euro-Benchmark VI/2017 (re-opening)	EUR 1.0	4	0.000
KfW Euro-Benchmark III/2015 (re-opening)	EUR 1.0	2	0.125
KfW Euro-Benchmark I/2016 (re-opening)	EUR 1.0	5	0.375
KfW Euro-Benchmark II/2015 (re-opening)	EUR 1.0	4	0.625
KfW Euro-Benchmark II/2015 (re-opening)	EUR 0.5	4	0.625

In 2018, KfW’s total new capital-market funding was raised in 12 different currencies and 144 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 88% of KfW’s total new capital-market funding in 2018 (2017: 88%). The percentage of new funds raised in euros increased from 53% in 2017 to 61% in 2018, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 34% to 27% over the same period. The percentage of new funds raised in pounds sterling decreased from 7% to 6%, making it KfW’s third most significant funding currency in 2018. The percentage of Australian dollar funding decreased from 3% to 1% and Japanese yen remained stable at 2% (2017: 2%).

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2018 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	46.2	61
U.S. dollar (USD)	20.5	27
Pound sterling (GBP)	5.0	6
Japanese yen (JPY)	1.4	2
Australian dollar (AUD)	0.9	1
Norwegian krone (NOK)	0.5	1
Other currencies (e.g., SEK, NZD and HKD)	1.6	2

Total	76.1	100

As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to investments financed by KfW with a clear environmental benefit such as investments in the sector of renewable energies. Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects will be tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

KFW’S GREEN BOND ISSUES 2018

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW SEK Green Bond (1)	SEK 1.00	5	0.460
KfW SEK Green Bond (1)	SEK 5.00	10	1.375
KfW EUR Green Bond (1)	EUR 1.00	8	0.500

(1)	Under the European medium-term note program.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2018, the amount of outstanding bonds and notes issued by KfW totaled EUR 376.8 billion, representing a EUR 10.7 billion increase from EUR 366.1 billion outstanding at year-end 2017.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 6.4 billion outstanding at year-end 2018. Of this amount, EUR 1.9 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 4.5 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market. In January 2018, KfW issued its first EUR 2.0 million green promissory note loan with a maturity of 10 years in a private placement.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2018)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	17	FIXED	4.51	2009-2018	2019-2028	2.74	23,041,009,999.86	14,205,308,261.32
AUD	1	FLOATING	2.26	2014	2019	0.12	200,000,000.00	123,304,562.27
BRL	7	FIXED	10.17	2010-2016	2019-2021	0.76	605,070,000.02	136,154,365.44
CAD	6	FIXED	2.78	2005-2015	2019-2037	3.47	3,977,200,000.00	2,548,670,297.98
CHF	5	FIXED	2.44	2005-2010	2019-2037	6.76	1,785,000,000.02	1,583,991,481.07
CNY	6	FIXED	3.89	2016-2018	2019-2020	0.84	1,417,999,999.98	180,061,205.57
DEM	1	FIXED	7.00	1993	2023	4.25	105,985,000.00	54,189,270.03
EUR	290	FIXED	1.13	1999-2018	2019-2048	4.97	196,923,901,758.30	196,923,901,758.30
EUR	48	FLOATING	0.52	1999-2018	2019-2052	2.67	5,542,688,534.02	5,542,688,534.02
GBP	22	FIXED	2.51	2000-2018	2019-2037	4.20	21,626,702,999.96	24,176,610,063.34
GBP	1	FLOATING	0.70	1999	2019	0.46	38,000,000.00	42,480,408.71
HKD	7	FIXED	1.28	2016-2018	2019-2020	0.90	5,249,999,999.89	585,447,449.11
JPY	30	FIXED	2.15	1999-2018	2019-2038	6.09	325,359,999,998.72	2,585,299,960.26
JPY	269	FLOATING	1.57	1999-2018	2019-2048	13.71	190,198,999,963.72	1,511,315,057.32
MXN	5	FIXED	6.70	2016-2018	2019-2023	2.21	5,499,999,999.54	244,530,301.73

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
NOK	19	FIXED	3.15	2002-2018	2019-2036	3.62	20,650,000,000.09	2,075,731,532.03
NOK	2	FLOATING	2.36	2016	2019	0.52	4,250,000,000.12	427,208,668.83
NZD	6	FIXED	3.67	2014-2018	2019-2028	2.00	2,590,000,000.01	1,518,527,204.51
PLN	1	FIXED	4.50	2006	2025	6.11	84,794,071.66	19,713,133.32
SEK	13	FIXED	2.89	2006-2018	2019-2031	4.34	25,899,999,999.54	2,525,646,526.46
SEK	1	FLOATING	0.10	2010	2020	1.63	999,999,999.96	97,515,309.90
TRY	5	FIXED	9.50	2014-2016	2019-2021	1.11	831,670,000.04	137,266,455.41
USD	79	FIXED	2.25	2002-2018	2019-2047	3.04	136,544,986,581.36	119,253,263,389.83
USD	7	FLOATING	2.37	2007-2018	2019-2023	3.29	289,309,999.39	252,672,488.55
ZAR	4	FIXED	7.59	2014-2018	2019-2023	2.43	2,499,999,999.85	151,888,890.23

Total	852					4.18		376,903,386,575.54

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2018. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2018.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 60 billion multicurrency commercial paper program and the USD 10 billion commercial paper program. As of December 31, 2018, KfW Group’s commercial paper outstanding totaled EUR 41.7 billion (December 31, 2017: EUR 40.2 billion).

The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. On December 12, 2018, KfW increased the volume of the program by EUR 10 billion from EUR 60 billion to EUR 70 billion.

Public Funds. The proportion of public funds in KfW Group’s borrowings was 1% at the end of 2018. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 4.9 billion as of December 31, 2018 (December 31, 2017: EUR 3.5 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 691 million as of December 31, 2018 (December 31, 2017: EUR 633 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 34% of the sources of funding for KfW Entwicklungsbank’s commitments in 2018. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on KfW Group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2018		As of December 31, 2017
	2018	2017	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	454,253	423,508	6,593	5,913	8,149	7,263
Currency-related derivatives (1)	196,941	201,670	7,993	6,494	5,978	10,108
Credit derivatives as protection buyer	10	9	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	651,203	625,187	14,586	12,407	14,127	17,371
Embedded derivatives accounted for separately	—	—	200	13	92	18

Total balance sheet items “derivatives designated for hedge accounting” and “other derivatives”	651,203	625,187	14,786	12,420	14,219	17,389

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2018	2017
	(EUR in millions)
Total positive fair value before netting	14,586	14,127
Total positive fair value after netting (1)	5,694	3,996
Collateral received	4,979	3,139
of which cash collateral	4,979	3,139

Total positive fair value after netting and collaterals	715	857

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives designated for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 8, 47, 48, 59, 60 and 71 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2018, KfW Group held financial assets in an amount of EUR 35.7 billion (December 31, 2017: EUR 33.6 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 27.5 billion, or 77%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of KfW Group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2018, KfW held securities in the aggregate amount of EUR 27.5 billion in its liquidity portfolio (year-end 2017: EUR 25.8 billion). For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2018. In addition to these securities, as of December 31, 2018, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 15.8 billion (December 31, 2017: EUR 16.5 billion).

ABS and ABCP Portfolio. In 2018, KfW provided EUR 1,107 million (2017: EUR 1,195 million) as part of its promotional activities for financing SMEs by investing in securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2018, the overall ABS and ABCP portfolio volume amounted to EUR 2.7 billion (December 31, 2017: EUR 2.5 billion).

Green Bond Portfolio. Under its green bond portfolio, KfW invests in green bonds of public sector issuers, supranational institutions and agencies, banks and corporations as well as in covered bonds and ABS. In 2018, KfW provided EUR 365 million (2017: EUR 346 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. The portfolio was launched in 2015 and the targeted volume for the portfolio in the coming years is EUR 2.0 billion. At the end of 2018, the volume of KfW’s green bond portfolio amounted to EUR 1.3 billion.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2018, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year-end 2017 with approximately 829.2 million ordinary shares. This represented a stake of approximately 17.4% in Deutsche Telekom (December 31, 2017: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2018.

At year-end 2018, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2017 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2017: 20.7%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2018, the total amount outstanding of this loan to Greece amounted to EUR 15.2 billion (December 31, 2017: EUR 15.2 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%), Berliner Energieagentur GmbH (25%) and Eurogrid International CVBA/SCRL (20%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.31%) is held indirectly via various entities. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE and Eurogrid International CVBA/SCRL as well as its investments in Deutsche Telekom and Deutsche Post (see “—Business—Financial Markets—Privatization Initiatives) were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2018, KfW held, through GZBV, an equity stake of approximately 9.31% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 11.05% in Airbus SE.

Eurogrid International CVBA/SCRL

In July 2018, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 20% shareholding in Eurogrid International CVBA/SCRL. Eurogrid International CVBA/SCRL indirectly holds all shares in the German transmission systems operator 50Hertz Transmission GmbH. The transaction closed on August 22, 2018.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2018

(EUR in millions)
Borrowings
Short-term funds	44,051
Bonds and other fixed-income securities	376,842
Other borrowings (1)	18,211

Total borrowings	439,104

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	17,371
Fund for general banking risks	600
Revaluation reserve	-594

Total equity	30,315

Total capitalization	469,419

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 691 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2018, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

(3)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

In February 2019, the Board of Supervisory Directors appointed Melanie Kehr as a new member of the Executive Board of KfW effective as of March 1, 2019. Mrs. Kehr’s tenure will end in August 2022. Furthermore, in July 2018, the Board of Supervisory Directors extended Bernd Loewen’s tenure until June 30, 2024, and in April 2019, the tenure of Stefan Peiß until December 31, 2024.

The following biographical information on the current members of the Executive Board includes their ages as of April 9, 2019, the year in which they were appointed, their terms of office, their current positions and areas of responsibility. For information on the remuneration of the Executive Board, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Dr Günther Bräunig

Age: 63

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics, as well as Financial Markets and Legal Affairs.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of the latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Dr Ingrid Hengster

Age: 58

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales, New Business Credit Service, Digital Development and Central Services. In June 2017, KfW’s Board of Supervisory Directors extended Dr Hengster’s tenure until March 31, 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG.

Dr Hengster serves as chairwoman of the supervisory board of KfW Capital GmbH & Co. KG, Frankfurt am Main, Germany. In addition, Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany.

Melanie Kehr

Age: 44

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology and Transaction Management. Mrs. Kehr joined KfW as General Manager on September 1, 2018. The tenure of Mrs. Kehr on KfW’s Executive Board will end in August 2022.

Mrs. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Bernd Loewen

Age: 53

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance department at KfW up to the separation of the CRO and CFO function as of January 1, 2016. Bernd Loewen’s tenure will end in 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, The Netherlands, and of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Prof Dr Joachim Nagel

Age: 52

Prof Dr Joachim Nagel became a member of KfW’s Executive Board in November 2017. He is in charge of Promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG) and Export and project finance (KfW IPEX-Bank). Prof Nagel joined KfW as General Manager already on November 1, 2016. Previously, he had been a member of the Executive Board of Deutsche Bundesbank, the German central bank, in Frankfurt, Germany, since 2010. The tenure of Prof Dr Nagel will end in 2020.

Prof Dr Nagel holds both a Master degree and a PhD in Economics from the University of Karlsruhe. He started his career in the banking sector started in 1999 at Deutsche Bundesbank, where he served as Head of the President’s Office at the former Land Central Bank of Bremen, Lower Saxony and Saxony-Anhalt until 2003. Afterwards, he was appointed Head of the Market Analysis and Reporting Section in 2003, Head of the Market Analysis and Portfolios Division in 2004 and Head of the Markets Department at Deutsche Bundesbank in 2008.

Prof Dr Nagel serves as chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, he is a member of the supervisory board of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany and of Deutsche Börse AG, Frankfurt am Main, Germany.

Dr Stefan Peiß

Age: 49

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital GmbH  & Co. KG, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2018. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 9, 2019, the members of the Board of Supervisory Directors were:

Name	Position
Doris Ahnen	Minister of Finance of the State of Rhineland-Palatinate; appointed by the Bundesrat
Peter Altmaier	Federal Minister of Economic Affairs and Energy; Deputy Chairman in 2019
Sören Bartol	Member of Parliament; appointed by the Bundestag
Dr Holger Bingmann	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector
Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat
Robert Feiger	Chairman of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions
Verena Göppert	Permanent Deputy of the Executive Director of the Association of German Cities; representative of the local municipalities

Name	Position
Olav Gutting	Member of Parliament; appointed by the Bundestag
Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks
Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Reiner Hoffmann	Chairman of the Confederation of German Trade Unions (DGB); representative of the trade unions
Gerhard Hofmann	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks
Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag
Andreas Ibel	President of the Federal Association of Free Real Estate and Housing Companies e.V.; representative of the housing sector
Bartholomäus Kalb	Member of Parliament (retired); appointed by the Bundestag
Julia Klöckner Andrea Kocsis	Federal Minister of Food and Agriculture Deputy Chair of ver.di – United Services Trade Union; representative of the trade unions
Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions
Dr Joachim Lang	Director General and Member of the Presidential Board of the Federation of German Industries (BDI); representative of the industry
Lutz Lienenkämper	Minister of Finance of the State of North Rhine-Westphalia; appointed by the Bundesrat
Heiko Maas	Federal Minister for Foreign Affairs
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks
Eckhardt Rehberg	Member of Parliament; appointed by the Bundestag
Dr Johannes-Jörg Riegler	President of the Federal Association of Public Banks Germany (VÖB) (retired); representative of credit institutions prominent in the field of industrial credit
Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector
Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure
Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Olaf Scholz	Federal Minister of Finance; Chairman in 2019
Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety
Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector
Edith Sitzmann	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat
Peter Strobel	Minister of Finance and European Affairs of the State of Saarland; appointed by the Bundesrat
Heike Taubert	Deputy Minister President, Minister of Finance of the State of Thuringia; appointed by the Bundesrat
Dr Florian Toncar	Member of Parliament; appointed by the Bundestag
Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 82 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2018, KfW Group employed an average of 6,376 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2017: 6,113 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 24% in the business sector Promotion of Developing Countries and Emerging Economies, 11% in the business sector Export and Project Finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 81 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Its total population is estimated to have increased to 83.0 million at the end of 2018 compared to 82.8 million people at the end of 2017. The projected increase is again due to Germany’s expected immigration surplus, which is thought to have more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration was between 340,000 and 380,000 persons in 2018. The migration surplus declined for the third consecutive year after the extremely strong inflow of foreigners in 2015, falling to about the same level as in 2012. In 2016, approximately 16.7% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2018, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Themen/Querschnitt/Jahrbuch/statistisches-jahrbuch-2018-dl.pdf?__blob=publicationFile&v=5); Statistisches Bundesamt, Estimate for 2018: population increased to 83.0 million, press release of January 25, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_029_12411.html; German version: https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2019/01/PD19_029_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2017 (1)	2016 (1)	2015	2014	2013

	(number of persons)
Total population	82,792,351	82,521,653	82,175,684	81,197,537	80,767,463

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.3	18.2	18.2
20-40	24.6	24.5	24.5	24.1	24.0
40-60	29.1	29.4	29.8	30.3	30.7
60-80	21.7	21.6	21.6	21.8	21.8
80 and more	6.2	6.0	5.8	5.6	5.4

Growth rate	(percent change on the previous year)
Total population	0.3	0.4	1.2	0.5	0.3
Under 20	0.2	1.0	2.2	0.5	-0.3
20-40	0.7	0.6	2.6	1.1	0.9
40-60	-0.8	-0.9	-0.4	-0.6	-0.5
60-80	0.5	0.4	0.4	0.7	1.2
80 and more	4.2	4.5	4.1	4.1	0.9

(1)

Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only to a certain extent comparable with the previous years’ figures. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems for the registration process under German reporting laws with respect to persons seeking protection.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 1950), Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html#fussnote-2-249808); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 1950), Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html#fussnote-2-249808).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, higher net immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, Bevölkerung Deutschlands bis 2060, 13. koordinierte Bevölkerungsvorausberechnung 2015 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/Publikationen/Downloads-Vorausberechnung/bevoelkerung-deutschland-2060-presse-5124204159004.pdf?__blob=publicationFile&v=3); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005. On October 20, 2018, however, she announced that her current term as Chancellor would be her last.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2018 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1). The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); CDU, Angela Merkel verzichtet auf erneute Kandidatur für CDU-Vorsitz, press release of October 29, 2018 (https://www.cdu.de/artikel/angela-merkel-verzichtet-auf-erneute-kandidatur-fuer-cdu-vorsitz).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—

Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter 2018 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown from 6 to 28 member states, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the current status of the withdrawal process. According to provisional data, the aggregate population of the Member States was approximately 512 million as of January 1, 2018. The EU is still in the process of change. Formal membership negotiations are currently being conducted with Turkey, Montenegro and Serbia. North Macedonia (formerly “the former Yugoslav Republic of Macedonia”) and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, The history of the European Union: 2010-today (https://europa.eu/european-union/about-eu/history/2010-today_en); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. Under Article 50 of the Treaty on European Union, the EU treaties cease to apply to a withdrawing Member State from the date of entry into force of the agreement setting out the arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal, which was March 29 , 2019 in the case at hand (“Article 50 Date”). The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years. After the negotiators from the EU and UK had reached an understanding on a draft withdrawal agreement, the European Council, meeting in an EU-27 format, endorsed the draft withdrawal agreement and approved the draft political declaration on future EU-UK relations on November 25, 2018. The draft withdrawal agreement contains the arrangements for an orderly exit of the UK from the EU. The European Council restated the Union’s determination to have as close as possible a partnership with the UK in the future in line with the political declaration.

On March 21, 2019, the European Council agreed to move the Article 50 Date to April 12, 2019 and, provided that the House of Commons would approve the proposed withdrawal agreement by March 29, 2019, to May 22, 2019. As this was not the case, the EU membership of the UK therefore threatened to cease without a withdrawal agreement on April 12, 2019. Following a request of the UK, the European Council accepted on April 10, 2019 a second extension of the Article 50 Date to allow for the ratification of the withdrawal agreement. The European Council concluded that the extension should last only as long as necessary and, in any event, no longer than October 31, 2019. If the withdrawal agreement is ratified by both parties before this date, the withdrawal will take place on the first day of the following month. In addition, the European Council held that the UK will have to hold European Parliament elections if it is still a member of the EU between May 23 and 26, 2019 and if it has not ratified the withdrawal agreement by May 22, 2019. If the UK fails to hold the elections, it would leave the EU on June 1, 2019.

Sources: UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Commission, Statement by the European Council (Art. 50) on the UK notification, press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/); European Council, European Council (Art.50) conclusions, 25 November 2018, press release of November 25, 2018 (https://www.consilium.europa.eu/en/press/press-releases/2018/11/25/european-council-art-50-conclusions-25-november-2018/); European Council Meeting (Art. 50), March 21, 2019 (https://www.consilium.europa.eu/en/meetings/european-council/2019/03/21/art50/); Special European Council Meeting (Art. 50), April 10, 2019 (https://www.consilium.europa.eu/en/meetings/european-council/2019/04/10/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2019 EU budget, which was adopted by the Council and the European Parliament in December 2018 and published in March 2019, amounts to EUR 165.8 billion in commitment appropriations and EUR 148.2 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

The EU is responsible for trade matters with non-EU Member States. In the area of trade in goods, the EU even has exclusive power. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide upon its approval. Trade agreements regulating areas of mixed responsibility between the EU and its Member States can only be fully concluded after ratification by all EU Member States.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (http://www.eba.europa.eu/regulation-and-policy/passporting-and-supervision-of-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Library, Documents: Annual Budget, 2019 (https://ec.europa.eu/info/about-european-commission/eu-budget/documents/annual-budget/2019_en); EUR-Lex, Budget 2019, General budget, Total revenue (https://eur-lex.europa.eu/budget/data/General/2019/en/GenRev.pdf); European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact ( https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, thirteen Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these, ten were found to be experiencing macroeconomic imbalances, three excessive imbalances. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances ( https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2019: Winter Package explained, press release of February 27, 2019 (http://europa.eu/rapid/press-release_MEMO-19-1368_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of April 2019, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 175 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationapr2019v1.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of April 2019, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 90 billion.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Frequently Asked Questions on the ESM (https://www.esm.europa.eu/sites/default/files/faqontheesm.pdf); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationapr2019v1.pdf).

Financial Assistance to Euro Area Member States

Greece. From May 2010 to August 2018, Greece received financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support came in the form of economic adjustment programs, which included measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and paved the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion were provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program with a maximum financing volume of EUR 86 billion in the form of disbursements by the ESM. Such disbursements were contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aimed to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. On August 20, 2018, Greece successfully concluded the ESM financial assistance program without needing the maximum volume of financing available. The outstanding ESM loan to Greece amounts to EUR 59.9 billion. Greece remains subject to enhanced surveillance by the EU in accordance with a post-program framework adapted to Greece to support the continuation, completion, and delivery of reforms agreed under the program. As of the end of February 2019, Greece had already repaid SDR 20.1 billion of loans to the IMF. See “—Tables and Supplementary Information—Liabilities to International Financial Organizations” for a description of the concept of SDRs.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (https://www.esm.europa.eu/assistance/greece); European Stability Mechanism, Greece successfully concludes ESM programme, press release of August 20, 2018 (https://www.esm.europa.eu/press-releases/greece-successfully-concludes-esm-programme); International Monetary Fund, Greece: Transactions with the Fund from May 01, 1984 to February 28, 2019 (https://www.imf.org/external/np/fin/tad/extrans1.aspx?memberkey1=360&startdate=1984-01-01&endDate=2019-02-28&tsvflag=Y).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of EU’s financial assistance received has been repaid; this is not expected to occur until 2031. Ireland has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-ireland_en); International Monetary Fund, Ireland: IMF Credit Outstanding as of February 28, 2019 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=470&date1key=2019-02-28&category=EXC).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. The Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement in June 2014. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid; this is not expected to occur until 2026. Portugal has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-portugal_en); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to March 31, 2019 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2099%2D12%2D31&finposition_flag=YES).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2019, Spain has already repaid EUR 17.6 billion, in part voluntarily.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (https://www.bundesbank.de/resource/blob/622190/a6cfea65e258b014cd8edc85806b8c33/mL/2014-06-methodology-balance-of-payments-data.pdf).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/imf-related-data/sdds-plus/sdds-plus-622326).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2018, the GDP of Germany expressed at current prices was EUR 3,386.0 billion, compared to EUR 3,277.3 billion in 2017, which represents an increase of 3.3%. GDP adjusted for price effects rose by 1.4% compared to 2017, and exceeded the 1991 level by 45.9%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 26.2% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2018, GDP per capita at current prices was EUR 40,852 while GDP per employee at current prices was EUR 75,516.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2018, services accounted for 68.2% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.2% in 2018, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2018, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.8% of gross value added compared to 30.9% in 1991. Construction contributed 5.3% to gross value added in 2017, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2017, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.2.1.

In 2018, private final consumption expenditure totaled 52.5% of GDP in current prices, gross capital formation amounted to 20.8% and government final consumption expenditure equaled 19.6%. Exports and imports of goods and services accounted for 47.0% and 40.2% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.8% of GDP in 2018, which is lower than in the previous year (2017: 7.6% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.3.1.

In 2018, price-adjusted GDP rose by 1.4% compared to 2017. The GDP adjusted for both price and calendar effects, increased by 1.5% compared to 2017. Net exports had a slightly negative effect on economic growth in 2018 on a price-adjusted basis (growth contribution: -0.4 percentage points). Exports increased by 2.0% (2017: 4.6%), while imports rose by 3.3% (2017: 4.8%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2018 by 4.2%, compared to a 3.7% increase in 2017, in price-adjusted terms, while gross fixed capital formation in construction increased by 2.4% in price-adjusted terms. Final consumption expenditure of general government rose by 1.0% in 2018 on a price-adjusted basis, and final consumption expenditure of households rose by 1.0% on a price-adjusted basis compared to 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 5.7% in 2017 to 5.2% in 2018. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 3.5% in 2017 to 3.2% in 2018. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 1.8% in 2018, compared to 1.5% in 2017. Excluding energy prices, the index rose by 1.5%. General government gross debt stood at EUR 2,063.2 billion at year-end 2018, compared to EUR 2,115.4 billion at year-end 2017.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2019, Table 6.1

(https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201902/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201902-pdf.pdf) Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2019), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2018	2017	2016	2015	2014
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6
(change from previous year in %)	3.3	3.7	3.6	3.8	4.0
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	115.3	113.7	111.3	108.8	107.0
(change from previous year in %)	1.4	2.2	2.2	1.7	2.2
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	115.4	113.8	111.1	108.7	107.1
(change from previous year in %)	1.5	2.5	2.2	1.5	2.2
Unemployment rate (ILO definition) (in %) (1)	3.2	3.5	3.9	4.3	4.7
Rate of inflation (year-to-year change in harmonized index of consumer prices (HICP) in %)	1.9	1.7	0.4	0.7	0.8
Balance of payments - current account	246.4	261.9	265.5	259.9	210.7
General government gross debt (2)	2,063.2	2,115.4	2,165.9	2,182.0	2,212.3

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

Economic Outlook

In its forecast published in April 2019, the Federal Government projected that GDP in Germany will grow by 0.5% in 2019, with private consumption growing by 1.2% (all growth rates are expressed in price-adjusted terms). Exports and imports are expected to increase by 2.0% and 3.8%, respectively, on a price-adjusted basis compared to 2018. In price-adjusted terms, gross fixed capital formation in machinery and equipment is projected to increase by 2.0% and gross fixed capital formation in construction is forecast to increase by 2.7%. The Federal Government expects that domestic employment will increase by approximately 480,000 persons or 1.1% in 2019 compared to 2018, reaching a record level of 45.2 million persons in 2019. Registered unemployment (Arbeitslose) is expected to decrease by 145,000 persons compared to 2018 to 2.20 million persons in 2019 on average.

Source: Federal Ministry for Economic Affairs and Energy, Minister Altmaier: Slow period is over, but should serve as a warning: we need to keep improving the business environment, press release of April 17, 2019 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2019/20190417-altmaier-slow-period-is-over.html).

Economic Policy

General

The Federal Government continues the strategy of enhancing economic growth, while maintaining fiscal discipline. At the same time the aim is for the German economy to remain competitive and to strengthen its growth potential by way of increasing public investment and improving conditions for private investment, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

Current Policy Initiatives

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “—General—The European Union and European Integration—EU Economic Governance.” In 2018, overall public sector finances were again positive, with net lending of general government at 1.7% of GDP. This means that the public sector achieved a surplus for the fifth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2019 and 2022. The goal of cutting the debt-to-GDP ratio to less than 70% was attained by the end of 2016. The Federal Government’s projection assumes that the debt ratio will fall below the “Maastricht threshold” of 60% of GDP as early as 2019. For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

In late 2016, the Federal Government and the Länder agreed on key points for reforming the financial relations between the Federation and the Länder. The reform is aimed at creating a sustainable and equitable system of revenue sharing, to enable all levels of government to comply with the requirements of the national “debt brake.” The Federation will provide additional funding to the Länder from 2020 onwards, starting at approximately EUR 9.7 billion. This is expected to help the Länder to comply with the national “debt brake” and create room for additional public investment on the Länder and municipal levels. The new rules for revenue sharing, taking effect in 2020, will combine the current horizontal distribution of value added tax (“VAT”) revenue (with supplementary shares for Länder with lower revenues) with the current fiscal equalization between the Länder. From 2020 onwards, all fiscal equalization will be achieved through deductions from and supplements to the VAT revenue shares of the Länder. In addition, the reform provides for:

•

the creation of a federal infrastructure company for motorways and other federal highways, which will combine responsibilities of different levels of government. The aim is to reap the potential for efficiency gains in the planning, construction, maintenance, operation and financing of highways and thus to permit quicker and cheaper investment over the life cycle of highways;

•	the introduction of a single joint IT platform for administrative services of the Federation and the Länder;

•	the strengthening of the influence of the Federation on tax administration, in particular in the area of computer-based automation;

•	the strengthening of the Stability Council (Stabilitätsrat), a joint body of the Federation and the Länder; and

•	the introduction of inspection rights of the Federal Court of Auditors (Bundesrechnungshof) in the area of joint financing at the Länder level.

The Federal Government is focusing particularly on enhancing public sector investment. In total, federal fixed capital expenditure at current prices has risen by approximately 54% from 2013-2018, to EUR 38 billion in the 2018 federal budget. Public investment focuses on transport infrastructure, digital infrastructure, microelectronics, development of electromobility, support for energy efficiency measures for buildings, and the promotion of social housing. The Federal Government is also assisting the Länder and the municipalities by providing fiscal support, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities benefit from an additional EUR 7 billion provided by the Federal Government through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds).

In order to secure the long-term success of Germany’s economy in the digital age, the Federal Government has adopted the implementation strategy “Shaping Digitization” which formulates digital policy goals and combines priority digitization projects. The Federal Government regards digital infrastructure as a key strategic factor for the economy and aims to roll out comprehensive gigabit networks throughout Germany by 2025. In order to support gigabit networks expansion, particularly in rural areas, and to improve the digital infrastructure for schools, a special fund “Digital Infrastructure” was established. The fund was established with a basic endowment of EUR 2.4 billion and will in addition be financed by the proceeds resulting from the assignment of the 5G-spectrum.

As part of its high-tech strategy, the Federal Government provides incentives for research and development, particularly in the priority fields of digital economy and society, sustainable economic activity and energy, innovative working environment, healthy living, intelligent mobility, and civil security. The Federal Government has also improved the framework for private-sector investment, including by promoting venture capital and start-ups through various initiatives. To improve the general business environment, the Federal Government has cut red tape and has decreased compliance costs for companies.

The Federal Government intends to ensure that the German economy continues to grow in the coming years by continuing to improve conditions for growth in productivity, incomes, and employment. The government intends to achieve this by strengthening public investment in infrastructure, education and R&D, by ensuring that private and public investments complement each other, by strengthening businesses’ innovative capacity, and by further increasing efforts in the areas of skilled labor and qualifications. Because approximately 90% of investments in Germany are made by the private sector, the Federal Government aims to continue to improve conditions to boost investments by households and businesses.

In the field of labor taxation, there is a broad consensus that disposable incomes should be increased, particularly for families and low and middle income earners. In the field of corporate taxation, international developments are examined carefully. The Federal Government prefers targeted, growth-oriented relief, for example by providing tax incentives for R&D. The reduction of compliance costs and the removal of obstacles, particularly for small and medium-sized enterprises, remain crucial. The joint German-French initiative for an effective international minimum taxation aims to address the remaining issues of base erosion and profit shifting and intends to solve tax problems related to the digitalized economy to a large extent.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. Since January 1, 2015, a general statutory gross minimum wage has been in place. Every two years, the minimum wage is assessed and, if appropriate, adjustments are proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. On January 1, 2019, the minimum wage was raised from EUR 8.84 to EUR 9.19 per hour worked. On January 1, 2020, it will be raised further to EUR 9.35 per hour. The Federal Government has taken measures within a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. It has amended the law on part-time and fixed-term contracts, complementing the entitlement to temporary part-time work with a right to return to one’s previous working hours. Under this law, the “on-call work” has also been regulated in favour of the employee, granting more adequate planning and income security.

In order to support workers to have the necessary skills to adapt to a changing world of work, the Federal Government strengthened continuous training counseling by the Federal Employment Agency and extended existing support instruments for continuous education to those workers whose professional activities are in risk of being replaced by new digital technologies or otherwise threatened by structural change. In the future, the subsidy will not only cover costs of continuing education, but also partly wages. These measures are part of the Qualification Opportunities Act (Qualifizierungschancengesetz) that entered into force on January 1, 2019.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Thus, the Federal Government has supported the Länder and local authorities with over EUR 6 billion during the past legislative term. The funds were invested in the expansion, operation and improvement of child day care, and in federal programs for language education. This legislative term, the efforts to expand all-day schools, childcare services and especially to increase the quality of childcare (Gute Kita-Gesetz) are being strengthened. The Federal Government is supporting the Länder and local authorities with over EUR 10 billion. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement was improved by the Variable Pension Act (Flexirentengesetz).

Migration of refugees and asylum seekers to Germany was high in 2015 and 2016, amounting to 442,000 and 722,000 new asylum applicants respectively. It decreased to 198,000 in 2017 and 162,000 in 2018. Nevertheless, the integration of immigrants remains an important social and economic challenge. In 2017, the Federal Government took a number of new measures to promote the successful integration of immigrants into society and the labor market. Besides increasing the supply of high-quality language and integration courses, it has enacted regulations allowing for better monitoring of compliance of immigrants with such course measures. With regard to the integration of refugees into the labor market significant progress has been made. However, further integration into the labor market will take time as can be seen from past experience with refugees arriving in Germany.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the ongoing transition to a more sustainable energy set-up (Energiewende). Among other things, it passed legislation for the shutdown of all nuclear power stations in Germany by 2022 while rendering climate protection, energy efficiency and the growing use of renewable energy as key energy policy objectives. The Federal Government set a long-term target of achieving a 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources (“RES”), making them the primary source of the German energy supply, and to cut energy demand by 50% by 2050. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The most important legislative instrument to promote the generation of electricity from RES remains the Renewable Energy Source Act (Erneuerbare Energien Gesetz; “EEG”), which has been in force since 2000. The amended EEG, in force since 2017, has placed the future expansion of RES on a cost-efficient basis by introducing technology-specific auctions for the determination of the remuneration of RES. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy which is due to be revised and enhanced in the current legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. Another important reform in 2016 concerned the electricity market (Strommarkt 2.0). RES are now the most important source of electricity in Germany, accounting for nearly 40% of gross electricity generation. In order to achieve the long-term goal of an almost CO2-free energy supply, greater efforts will be required to further reduce the total energy requirement across all sectors and to make the electricity system even more flexible.

In 2018, the Federal Government set a new target for the expansion of RES which are now due to deliver 65% of electricity consumption by 2030. The expansion of RES requires the modernization and significant expansion of the transmission grid. In June 2018, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to work out recommendations on a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the respective end date and includes proposals for the structural development of coal regions. The Federal Government is currently examining the commission’s recommendations and has announced swift implementation of legislative measures on their basis. Besides these measures, sector coupling, which is the efficient use of renewable electricity for heating, transport and industry, is expected to make an important contribution to decarbonization.

For information on recent government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.” For information on the response to the European sovereign debt crisis, see “—General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, Annual Economic Report 2018 (https://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2018.pdf?__blob=publicationFile&v=3); Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2019 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2019.pdf?__blob=publicationFile&v=12); Statistisches Bundesamt, 2018: general government achieved record surplus of 58 billion euros, press release of February 22, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/02/PE19_065_813.html); Bundesministerium der Finanzen, Draft 2019 budget and financial plan to 2022: forwardlooking, fair and responsible, press release of July 6, 2018 (https://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2018/2018-07-27-2019-budget.html); Bundesministerium der Finanzen, Bundeshaushalt 2018, press release of June 28, 2017 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2017/06/2017-06-28-PM20-bundeshaushalt-2018.html); Bundesministerium der Finanzen, Die Neuordnung der Bund-Länder-Finanzbeziehungen (https://www.bundesfinanzministerium.de/Monatsberichte/2017/08/Inhalte/Kapitel-3-Analysen/3-1-Neuordnung-Bund-Laender-Finanzbeziehungen.html) Bundesministerium der Finanzen, Entwicklung der öffentlichen Finanzen, February 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Entwicklung_Oeffentliche_Finanzen/entwicklung-oeffentliche-finanzen.html); Federal Ministry of Education and Research, Wissenswertes zum DigitalPakt Schule (https://www.bmbf.de/de/wissenswertes-zum-digitalpakt-schule-6496.html); Bundesregierung, Ab 2017 beträgt der Mindestlohn 8,84 Euro (https://www.bundesregierung.de/Content/DE/Artikel/2016/10/2016-10-26-neuer-mindestlohn2017.html); Bundesamt für Migration und Flüchtlinge: Asylgeschäftsstatistik, Schlüsselzahlen Asyl 2018 (http://www.bamf.de/SharedDocs/Anlagen/DE/Publikationen/Flyer/flyer-schluesselzahlen-asyl-2018.pdf?__blob=publicationFile); Bundesministerium für Arbeit und Soziales, Verkündung der Zweiten Mindestlohnanpassungsverordnung (https://www.bmas.de/DE/Presse/Meldungen/2018/verkuendung-der-zweiten-mindestlohnanpassungsverordnung.html); Federal Office for Migration and Refugees (BAMF), Aktuelle Zahlen zu Asyl (02/2019) (http://www.bamf.de/SharedDocs/Anlagen/DE/Downloads/Infothek/Statistik/Asyl/aktuelle-zahlen-zu-asyl-februar-2019.pdf;jsessionid=F7EC6355FB47C51699E829556E767DA2.1_cid359?__blob=publicationFile); Bundesministerium für Arbeit und Soziales, Brückenteilzeit (https://www.bmas.de/DE/Schwerpunkte/Brueckenteilzeit/brueckenteilzeit-artikel.html) und Qualifizierungsoffensive am Arbeitsmarkt (https://www.bmas.de/DE/Schwerpunkte/Qualifizierungsoffensive/qualifizierungsoffensive-artikel.html); Climate Action Plan 2050, Executive Summary (www.bmub.bund.de/ N53483/); German Environment Agency (UBA), Erneuerbare Energien in Zahlen (https://www.umweltbundesamt.de/themen/klima-energie/erneuerbare-energien/erneuerbare-energien-in-zahlen?sprungmarke=strom#textpart-1); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2018 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2018.pdf?__blob=publicationFile&v=4).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Domestic uses	3,156.8	3,029.5	2,912.3	2,804.7	2,735.1	4.2	4.0	3.8	2.5
Final private consumption	1,776.7	1,732.2	1,675.6	1,630,9	1,594.1	2.6	3.4	2.7	2.3
Final government consumption	662.2	638.9	615.5	587.4	564.0	3.6	3.8	4.8	4.2
Gross fixed capital formation	703.3	665.7	634.0	605.5	587.5	5.6	5.0	4.7	3.1
Machinery and equipment	225.7	215.2	206.5	201.2	191.7	4.9	4.2	2.6	5.0
Construction	350.5	326.6	307.1	290.7	289.7	7.3	6.4	5.6	0.4
Other products	127.1	123.9	120.4	113.6	106.2	2.6	2.9	6.0	6.9
Changes in inventories (1)	14.6	-7.2	-12.8	-19.1	-10.5	—	—	—	—
Net exports (1)	229.2	247.8	247.5	244.1	203.5	—	—	—	—

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Exports	1,590.2	1,541.9	1,450.2	1,428.7	1,341.3	3.1	6.3	1.5	6.5
Imports	1,360.9	1,294,1	1,202.8	1,184.6	1,137.8	5.2	7.6	1.5	4.1

Gross domestic product	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6	3.3	3.7	3.6	3.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 3.1 and 3.9.

STRUCTURE OF GDP—ORIGIN

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,053.2	2,954.7	2,847.7	2,745.3	2,646.4	3.3	3.8	3.7	3.7
Agriculture, forestry and fishing	23.2	25.5	21.1	19.9	25.7	-9.0	21.0	5.8	-22.5
Production sector (excluding construction)	786.9	772.5	747.8	710.1	681.8	1.9	3.3	5.3	4.2
Construction	160.4	144.3	133.9	125.8	120.0	11.2	7.8	6.5	4.8
Trade, transport, accommodation and food services	496.0	478.4	456.2	440.4	417.9	3.7	4.9	3.6	5.4
Information and communication	143.9	137.2	133.2	128.8	125.2	4.9	3.0	3.4	2.9
Financial and insurance services	112.6	113.3	113.1	111.6	109.4	-0.6	0.2	1.3	2.0
Real estate activities	324.7	316.2	308.3	302.4	293.4	2.7	2.6	2.0	3.1
Business services	330.3	319.4	308.7	301.4	289.1	3.4	3.4	2.4	4.3
Public services, education, health	555.3	531.3	512.3	493.0	476.4	4.5	3.7	3.9	3.5
Other services	119.8	116.6	113.2	112.1	107.7	2.7	3.0	1.0	4.0
Taxes on products offset against subsidies on products	332.8	322.6	312.0	303.5	292.1	3.2	3.4	2.8	3.9

Gross domestic product	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6	3.3	3.7	3.6	3.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2018, the production sector’s aggregate contribution to gross value added at current prices was 25.8% (excluding construction) and 31.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 0.8% year-on-year in 2018, after increasing by 2.4% in 2017.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2019), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (February 2019), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2015 = 100)

	2018	2017	2016	2015
Production sector, total	106.0	104.9	101.5	99.7
Industry (2)	106.1	104.7	101.1	99.7
of which:
Intermediate goods (3)	105.7	104.9	100.9	99.8
Capital goods (4)	106.1	105.0	101.3	99.7
Durable goods (5)	106.1	106.9	102.6	99.6
Nondurable goods (6)	107.1	103.0	101.0	99.8
Energy (7)	97.0	98.8	98.7	100.1
Construction (8)	109.7	108.7	105.3	99.6

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2018, the services sector’s aggregate contribution to gross value added at current prices was 68.2%, slightly exceeding the previous year’s level of 68.1%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2018 after 18.0% in 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic growth continued in 2018, labor market conditions improved further. In 2018, the average unemployment rate according to the national definition was 5.2%, compared to 5.7% in 2017. Under the ILO definition, the average unemployment rate was 3.2% in 2018 compared to 3.5% in 2017, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2018 was 44.7 million, an increase of 1.3% compared to 2017.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2019, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201902/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201902-pdf.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2018	2017	2016	2015	2014
Employed (in thousands)–ILO definition	44,714	44,155	43,550	42,993	42,607
Unemployed (in thousands)–ILO definition (1)	1,471	1,621	1,774	1,950	2,090
Unemployment rate (in %)–ILO definition	3.2	3.5	3.9	4.3	4.7
Unemployed (in thousands)–national definition (2)	2,340	2,533	2,691	2,795	2,898
Unemployment rate (in %)–national definition (3)	5.2	5.7	6.1	6.4	6.7

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2018, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2017 and 2007.

EMPLOYMENT RATE—BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2017	2007	2017	2007	2017	2007
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	26.9	28.2	28.5	30.5	25.2	25.8
20 to 24	64.6	63.2	64.7	65.7	64.4	60.7
25 to 29	78.3	73.2	80.9	77.6	75.4	68.9
30 to 34	82.6	79.1	88.3	87.0	76.7	71.0
35 to 39	84.2	81.9	90.2	89.4	78.0	74.3
40 to 44	86.1	83.4	90.4	89.2	81.7	77.4
45 to 49	87.7	82.4	90.9	87.6	84.5	77.3
50 to 54	85.7	78.2	89.3	83.9	82.0	72.5
55 to 59	80.1	66.5	84.4	74.4	75.8	58.8
60 to 64	58.4	32.8	63.7	41.1	53.3	24.8
65 and older	7.0	3.6	9.8	5.2	4.7	2.4

Total (15 and older)	58.9	53.6	63.9	60.4	54.0	47.2

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2007 und 2017, Ergebnis des Mikrozensus (https://www.destatis.de/DE/Themen/Arbeit/Arbeitsmarkt/Erwerbstaetigkeit/Tabellen/erwerbstaetige-erwerbstaetigenquote.html).

The following table presents data with respect to the structure of employment by economic sector for 2018 and 2008.

STRUCTURE OF EMPLOYMENT—ECONOMIC SECTORS

	2018	2008
	(Percent of total)
Agriculture, forestry and fishing	1.4	1.6
Production sector (excluding construction)	18.6	19.6
of which: manufacturing	17.3	18.3
Construction	5.6	5.6
Trade, transport, accommodation and food services	22.7	23.2
Information and communication	2.9	3.0
Financial and insurance services	2.5	3.0
Real estate activities	1.1	1.2
Business services	13.6	12.2
Public services, education, health	24.8	23.4
Other services	6.7	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2018	2017	2016	2015	2014
Gross wages and salaries per employee in EUR	35,229	34,145	33,309	32,524	31,641
Change from previous year in %	3.2	2.5	2.4	2.8	2.8
Unit labor costs per hour worked
Index (2010=100)	114.2	111.3	109.7	108.4	106.5
Change from previous year in %	2.6	1.5	1.2	1.8	1.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2018, approximately 6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insured persons to also sign up for designated privately funded or corporate-funded pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2018, social security revenue, as shown in the national accounts, amounted to EUR 661.4 billion, and expenditure was EUR 646.4 billion. The social security budget thus incurred a surplus of EUR 14.9 billion in 2018, after a surplus of EUR 10.1 billion in 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age in 2031.

To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Source: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2018, exports and imports of goods and services amounted to 47.0% and 40.2% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration— Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e. most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. In December 2017, the EU finalized a free trade agreement with Japan (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); European Commission, EU and Japan finalise Economic Partnership Agreement, press release of December 8, 2017 (http://trade.ec.europa.eu/doclib/press/index.cfm?id=1767&title=EU-and-Japan-finalise-Economic-Partnership-Agreement).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2018, the current account surplus totaled EUR 246.4 billion, compared to EUR 261.9 billion in 2017, a decrease of EUR 15.5 billion. Thus the current account surplus declined to 7.3% of nominal GDP.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to early 2019. In 2018, price competitiveness deteriorated by 2.3% compared to 2017, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, the British Pound, the Chinese yuan, the Danish krone, the Swedish krona, and the Norwegian krone. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (37.4% in 2018).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010. After a number of fluctuations the euro started a prolonged depreciation in mid-2014. Over the course of the years 2015 and 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017, the average value of the euro against the U.S. dollar was 2.1% higher than the 2016 average. In 2018, the euro appreciated by an additional 4.5% compared to its 2017 average. The average value of the euro against the U.S. dollar in February 2019 was 3.9% lower than the 2018 average.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2018	2017	2016	2015	2014
	(EUR in millions)
Current account
Trade in goods (1)	221,740	253,111	252,581	248,394	219,629
Services (2)	-19,551	-21,938	-20,967	-18,296	-25,029
Primary income	91,666	80,276	74,743	68,316	57,014
Secondary income	-47,619	-49,554	-40,868	-38,494	-40,880

Total current account	246,236	261,894	265,489	259,920	210,735
Capital account (3)	1,858	-1,947	2,138	-48	2,936
Financial account
Net German investment abroad (increase: +)	349,234	376,599	401,354	276,422	308,446
Net foreign investment in Germany (increase: +)	123,637	93,652	141,635	42,018	68,329

Net financial account (net lending: + / net borrowing: -)	225,597	282,947	259,720	234,404	240,117
Net errors and omissions (4)	-22,497	23,000	-7,908	-25,467	26,446

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2019, Table I.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/649646/d4735d41ebbae935fd90cf748bea19d3/mL/b30607-data.pdf); Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2019, Table I.9.a) Kapitalbilanz insgesamt (https://www.bundesbank.de/resource/blob/649858/d80d9e54d3d149e5bfadd8068bf89276/mL/b33637-data.pdf).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2018	2017	2016	2015	2014
	(EUR in millions)
Exports of goods	1,292,760	1,256,279	1,178,628	1,166,594	1,106,923
Imports of goods	1,071,020	1,003,168	926,047	918,200	887,294

Trade balance	221,740	253,111	252,581	248,394	219,629

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.4.2019, Table I.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/649646/d4735d41ebbae935fd90cf748bea19d3/mL/b30607-data.pdf).

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles, computer, electronic and optical products and chemical products. The principal import goods are machinery of all kinds, motor vehicles, computer, electronic and optical products, and chemical products. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 70% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Außenhandel Dezember 2018 (February 2019), Tables 3.1 and 3.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2017 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2017.html;jsessionid=EB0364AFF9795F3081C3D4A493D47919.2_cid292?nn=1542388); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (https://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 21, 2018, the European Commission published the Alert Mechanism Report 2019, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that the current account surplus has declined for the last three years, but is expected to remain high. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures to give a further boost to investment dynamics. Based on record-high employment, rising salaries, increasing private and public investment, domestic demand continues to be the main driver of growth in Germany. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2019, dated November 21, 2018 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52018DC0758&from=EN); European Commission, Commission Staff Working Document, Country Report Germany 2019, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/file_import/2019-european-semester-country-report-germany_en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2019 European Semester: Assessment of progress on structural reforms, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under regulation (EU) No 1176/2011 (https://ec.europa.eu/info/sites/info/files/file_import/2019-european-semester-communication-country-reports_en_0.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2019 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2019.html); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2018 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.8	0.7
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	6.0	0.7
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.2	4.0
Beverages	0.6	0.4
Tobacco products	0.1	0.2
Textiles	1.0	0.9
Wearing apparel	3.0	1.5
Leather and related products	1.3	0.7
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.4	1.6
Coke and refined petroleum products	2.2	1.0
Chemicals and chemical products	8.1	8.9
Basic pharmaceutical products and pharmaceutical preparations	5.3	6.3
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.6	4.3
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.8	8.8

	2018 (1)
	Imports	Exports
	(Percent of total)
Electrical equipment	5.9	6.7
Machinery and equipment not elsewhere classified	7.9	14.7
Motor vehicles, trailers and semi-trailers	10.7	17.4
Other transport equipment	3.1	4.6
Furniture	1.1	0.8
Energy	0.1	0.2
Other goods	10.0	6.6

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2017 (March 2019), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2018	2017	2016
	(EUR in millions)
Exports to:
Total	1,317,702	1,278,958	1,203,833
of which:
United States	113,451	111,805	106,822
France	105,336	105,687	101,106
China (2)	93,127	86,141	76,046
The Netherlands	91,257	84,661	78,433
United Kingdom	82,006	85,440	85,939
Italy	69,980	65,422	61,265
Austria	64,827	62,656	59,778
New industrial countries and emerging markets of Asia (3)	54,981	53,425	51,921
Switzerland	54,054	53,913	50,161
Belgium/Luxembourg	50,395	50,071	46,931
Spain	44,302	43,067	40,497
Japan	20,447	19,546	18,307

Imports from:
Total	1,089,765	1,031,013	954,917

of which:
China (2)	106,171	101,837	94,172
The Netherlands	98,189	90,597	83,142
France	65,154	64,329	65,651
United States	64,569	61,902	57,968
Italy	60,219	55,342	51,737
New industrial countries and emerging markets of Asia (3)	52,919	50,873	42,966
Belgium/Luxembourg	49,573	43,689	40,960
Switzerland	45,880	45,689	43,896
Austria	43,091	40,686	38,543
United Kingdom	36,968	36,820	35,654
Spain	32,476	31,396	27,870
Japan	23,734	22,955	21,922

(1)

Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2016.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2016

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,113.8	497.0
Selected countries and regions
European Union	449.0	378.3
of which: European Monetary Union	205.1	313.6
of which: United Kingdom	118.0	42.4
Switzerland	38.3	38.8
Russia	19.1	3.4
United States	320.3	28.9
Canada	18.2	0.8
Central America	17.7	3.0
South America	31.3	0.6
Asia	160.1	31.1
of which: China	76.3	2.2
of which: Japan	13.5	19.7
Australia	20.8	1.5
Africa	10.5	-0.1
Selected economic sectors of investment object
Manufacturing	400.1	117.5
of which: Chemicals and chemical products	81.9	12.6
of which: Machinery and equipment	39.0	16.9
of which: Motor vehicles, trailers and semi-trailers	106.0	-2.5
Electricity, gas, steam and air conditioning supply	39.4	18.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	175.1	57.9
Information and communication	60.0	48.5
Financial and insurance activities	311.1	168.6
Real estate activities	31.4	35.1
Professional, scientific and technical activities	20.6	24.6

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2018), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2018	2017	2016	2015	2014
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	1.9	1.7	0.4	0.1	0.8
Consumer price index (CPI) (1)	1.8	1.5	0.5	—	—
Index of producer prices of industrial products sold on the domestic market (2)	2.6	2.7	-1.6	-1.9	-1.0

(1)	The consumer price index for Germany was officially revised in February 2019 and recalculated from 2015 onwards with 2015 as new base year (2015 = 100).
(2)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2); Deutsche Bundesbank, Monatsbericht Februar 2019, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2018	2017	2016	2015	2014
	(EUR in millions)
Gold	121,445	117,347	119,253	105,792	107,475
Foreign currency balances	31,796	31,215	34,993	33,423	30,646
Special drawing rights	14,378	13,987	14,938	15,185	14,261
Reserve position in the IMF	5,518	4,294	6,581	5,132	6,364

Total	173,138	166,842	175,765	159,532	158,745

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2019, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.8 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2018, page A 23 (https://www.ecb.europa.eu/pub/pdf/annrep/ecb.annualaccounts2018~cd3eabaa40.en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2018	2017	2016	2015	2014
	(EUR in billions)
Deutsche Bundesbank
Assets	1,210.0	1,142.8	990.5	800.7	678.8
of which: clearing accounts within ESCB (1)	966.2	906.9	754.3	584.2	460.8
Liabilities (2)	765.8	668.7	592.7	481.8	396.3

Net position	444.2	474.2	397.7	318.9	282.5
Banks
Loans to foreign banks	1,014.1	963.8	1,055.9	1,066.9	1,125.2

	2018	2017	2016	2015	2014
	(EUR in billions)
Loans to foreign non-banks	762.0	723.9	756.2	751.5	735.1
Loans from foreign banks	643.1	659.0	696.1	611.9	609.2
Loans from foreign non-banks	231.5	241.2	206.2	201.1	221.0

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of March 31, 2017 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2016, September 2016, Annex tables revised on 11 December 2016 (http://www.bis.org/publ/rpfx16fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2018	2017	2016	2015	2014
U.S. dollars per euro	1.1810	1.1297	1.1069	1.1095	1.3285
Pound sterling per euro	0.88471	0.87667	0.81948	0.72584	0.80612
Japanese yen per euro	130.40	126.71	120.20	134.31	140.31
Swiss franc per euro	1.1550	1.1117	1.0902	1.0679	1.2146
Chinese yuan per euro	7.8081	7.6290	7.3522	6.9733	8.1857

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2019, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2019, 1,578 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,949.9 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	263 commercial banks, with an aggregate balance sheet total of EUR 3,225.2 billion;

•	385 savings banks, with an aggregate balance sheet total of EUR 1,284.3 billion;

•

the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 782.7 billion;

•

18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,260.3 billion;

•	875 credit cooperatives, with an aggregate balance sheet total of EUR 932.1 billion;

•	11 mortgage banks, with an aggregate balance sheet total of EUR 231.6 billion;

•	20 building and loan associations, with an aggregate balance sheet total of EUR 233.6 billion; and

•

143 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,117.2 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “—KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank West LB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro EU countries that choose to join the SSM. The ECB directly supervises the largest banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, and BaFin, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (https://www.bundesbank.de/en/press/press-releases/german-macroprudential-oversight-strengthened-666090); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see

“—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the Federal Financial Supervisory Authority (BaFin) as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2018, the combined asset portfolios had been reduced to approximately EUR 33.6 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound up in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2018, FMS Wertmanagement’s portfolio had been reduced to EUR 69.0 billion.

Sources: Erste Abwicklungsanstalt, Annual Report 2018 (https://www.aa1.de/fileadmin/content/downloads/2_Finanzen/GB-2018_en.pdf ); FMS Wertmanagement AöR, FMS Wertmanagement makes progress in winding up the portfolio and the DEPFA Group, press release of April 9, 2019 (https://www.fms-wm.de/en/press/377-fms-wertmanagement-makes-progress-in-winding-up-the-portfolio-and-the-depfa-group); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 117 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated in 2014 to be approximately EUR 55 billion by the end of 2023). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”), including KfW, are not required to contribute to the fund. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (“CRR”), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States. Further measures will be implemented by changes to CRR and CRD adopted by the European legislators in 2019 (see following paragraph). A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III reforms or Basel IV, will enter into force gradually from January 1, 2022 onwards until full implementation in January 2027.

In February 2019, EU ambassadors endorsed an agreement reached between the Council presidency and the Parliament on a set of revised rules aimed at reducing risks in the EU banking sector. The package agreed by the Council and the Parliament comprises two regulations and two directives, relating to bank capital requirements (amendments to regulation 575/2013 (CRR) and directive 2013/36/EU (CRD)) and the recovery and resolution of banks in difficulty (amendments to directive 2014/59/EU and regulation 806/2014). The decision concludes a negotiating process which began in November 2016. A first agreement was achieved on the main elements of the banking package and confirmed by the Council on December 4, 2018. EU ambassadors have now endorsed the deal on all risk reduction measures. The risk reduction package is intended to implement reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Presented in November 2016, they include elements agreed by the Basel Committee on Banking Supervision and by the Financial Stability Board (FSB). Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (‘G-SIIs’) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the banking package contains measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. The banking package also contains a framework for the cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all member states. The agreement also introduces amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities. As a next step, following the adoption in Parliament in April at first reading, the Council will be called on to adopt the proposed regulation in May.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem: Sicherung der Stabilität des Finanzsystems (https://www.bundesbank.de/de/service/schule-und-bildung/schuelerbuch-geld-und-geldpolitik-digital/sicherung-der-stabilitaet-des-finanzsystems-614562); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/node/196); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm);European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: EU ambassadors endorse full package of risk reduction measures (https://www.consilium.europa.eu/en/press/press-releases/2019/02/15/banking-union-eu-ambassadors-endorse-full-package-of-risk-reduction-measures/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/).

Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. These TLTROs were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. The last operation of this series of TLTROs was successfully conducted and settled in June 2016. All these TLTROs matured in September 2018.

In addition, at that time the ECB sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their lower bound. Since mid-2016, it consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB bought securities for an amount of around EUR 2.57 trillion via the APP. Net purchases ended in December 2018; but, the ECB currently reinvests principal payments from maturing securities purchased under the APP.

Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTRO-II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, this means that counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II intended to promote bank lending to the euro-area non-financial private sector and again excluded mortgage loans. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTRO II series was successfully conducted and settled in March 2017, and will mature in March 2021.

In March 2019, the ECB announced the launch of another new series of quarterly targeted longer-term refinancing operations (“TLTRO III”), starting in September 2019 and ending in March 2021, each with a maturity of two years. The TLTROs III are intended to help to preserve favorable bank lending conditions and the smooth transmissions of monetary policy. Details are still forthcoming.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 1 July 2016 (https://www.ecb.europa.eu/press/pr/wfs/2016/html/fs160706.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte I (https://www.bundesbank.de/de/aufgaben/geldpolitik/offenmarktgeschaefte/gezielte-laengerfristige-refinanzierungs-geschaefte-i); European Central Bank, Consolidated financial statement of the Eurosystem as at 31 March 2017 (https://www.ecb.europa.eu/press/pr/wfs/2017/html/fs170405.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte II (https://www.bundesbank.de/de/aufgaben/geldpolitik/offenmarktgeschaefte/gezielte-laengerfristige-refinanzierungs-geschaefte-ii/gezielte-laengerfristige-refinanzierungs-geschaefte-ii-755400); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Introductory Statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Frankfurt am Main, January 22, 2015 (https://www.ecb.europa.eu/press/pressconf/2015/html/is150122.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 8, 2018 (https://www.ecb.europa.eu/press/pressconf/2018/html/ecb.is180308.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2018, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,543.6 billion, with tax revenue of EUR 801.0 billion and net social contributions of EUR 571.7 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.2.

In 2018, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 235.1 billion and EUR 445.1 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.16.

Consolidated general government expenditure in 2018, as presented in the national accounts, amounted to a total of EUR 1,485.5 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 520.3 billion), social benefits in kind (EUR 286.1 billion) and employee compensation (EUR 256.3 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 161.8 billion), interest on public debt (EUR 31.0 billion) and gross capital formation (EUR 78.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,001.7	954.2	919.8	882.3	853.7
of which: Taxes (2)	801.0	766.4	731.7	697.9	668.1
Expenditure	958.6	930.3	899.2	861.1	840.1

Balance	43.1	23.9	20.5	21.2	13.6
Social security funds
Revenue	661.4	635.9	607.1	579.9	557.8
Expenditure	646.4	625.8	598.9	577.2	554.6

Balance	14.9	10.1	8.2	2.7	3.1
General government
Revenue	1,543.6	1,473.8	1,415.5	1,356.5	1,308.5
Expenditure	1,485.5	1,439.8	1,386.8	1,332.6	1,291.8

Balance	58.0	34.0	28.7	23.9	16.7

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Revenue	435.3	416.9	401.0	391.8	384.9
of which: Taxes (2)	385.0	372.2	353.3	346.0	336.1
Expenditure	417.4	410.7	389.5	377.1	371.2

Balance	17.9	6.1	11.5	14.7	13.7

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
General public services	184.2	184.3	178.5	176.2	180.9
Defense	35.8	34.4	31.7	29.6	29.4
Public order and safety	52.3	50.3	48.8	47.1	46.2
Economic affairs	108.9	102.8	100.3	95.1	91.4
Environmental protection	22.0	20.7	19.3	17.8	17.7
Housing and community amenities	13.7	12.5	11.6	11.2	11.3
Health	241.9	232.7	225.1	217.0	209.7
Recreation, culture and religion	35.0	33.3	32.3	31.1	30.5
Education	140.4	134.6	130.3	127.0	124.4
Social protection	651.4	634.3	608.9	580.5	550.3

Total expenditure	1,485.5	1,439.8	1,386.8	1,332.6	1,291.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2018, Germany’s general government surplus amounted to EUR 58.0 billion, or 1.7% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 64.5% in 2017 to 60.9% in 2018, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.10; Council of the European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union and the Charter of Fundamental Rights of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Deutsche Bundesbank, German general government debt down in 2018 by €52 billion to €2.06 trillion – debt ratio down from 64.5 % to 60.9%, press release of March 29, 2019

(https://www.bundesbank.de/en/press/press-releases/german-government-debt-783600).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2018	2017	2016	2015	2014
	(% of GDP)
General government deficit (-) / surplus (+)	1.7	1.0	0.9	0.8	0.6
General government gross debt	60.9	64.5	68.5	71.6	75.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.10; Deutsche Bundesbank, German general government debt down in 2018 by €52 billion to €2.06 trillion – debt ratio down from 64.5 % to 60.9%, press release of March 29, 2019

(https://www.bundesbank.de/en/press/press-releases/german-government-debt-783600).

Fiscal Outlook

The April 2019 update of the German stability program forecasts the general government budget to remain in surplus until 2023, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a safety margin during the entire forecasting period (2019 to 2023).

According to the April 2019 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to 58¾% of nominal GDP in 2019 and thus below the EU’s reference value of 60% of nominal GDP. It is expected to decrease further to 51¼% of nominal GDP by 2023, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2019-04-17-stabilitaetsprogramm-2019.pdf?__blob=publicationFile&v=5), Tables 13 and 16.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2023	2022	2021	2020	2019	2018
Revenue	45 1⁄4	45	45	45 1⁄4	45 1⁄2	45.6
Total taxes	23 3⁄4	23 1⁄2	23 1⁄2	23 3⁄4	23 3⁄4	23.7
Social contributions	17 1⁄4	17	17	17	17	16.9
Property income	1⁄2	1⁄2	1⁄2	1⁄2	1⁄2	0.5
Other	4	4	4	4 1⁄4	4 1⁄4	4.5
Expenditure (2)	44 1⁄2	44 1⁄2	44 1⁄2	44 1⁄2	44 1⁄2	43.9
Compensation of employees and intermediate consumption	12	12 1⁄4	12 1⁄4	12 1⁄2	12 1⁄2	12.3
Social payments	25	24 3⁄4	24 1⁄2	24 1⁄4	24 1⁄4	23.8
Interest expenditure	3⁄4	3⁄4	3⁄4	3⁄4	3⁄4	0.9
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2.3
Capital transfers	1	1	1 1⁄4	1 1⁄4	1 1⁄4	1.2
Other	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2.4

General government deficit (–) / surplus (+)	1⁄2	1⁄2	1⁄2	3⁄4	3⁄4	1.7
Federal Government	1⁄4	0	0	0	0	0.5
Länder governments	1⁄4	1⁄4	1⁄4	1⁄2	1⁄2	0.3
Municipalities	0	0	0	1⁄4	1⁄4	0.4
Social security funds	0	0	0	1⁄4	1⁄4	0.4
General government gross debt	51 1⁄4	53	54 3⁄4	56 1⁄2	58 3⁄4	60.9

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2019-04-17-stabilitaetsprogramm-2019.pdf?__blob=publicationFile&v=5), Tables 13 and 16.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Current taxes	801.0	766.4	731.7	697.9	668.1
Taxes on production and imports	355.9	345.1	334.6	325.8	314.4
of which: VAT	235.1	226.6	218.8	211.6	203.1
Current taxes on income and wealth	445.1	421.3	397.1	372.1	353.8
of which: Wage tax	248.0	234.1	223.2	215.0	203.9
Assessed income tax	59.1	57.8	51.9	46.8	43.9
Non-assessed taxes on earnings	31.0	29.8	26.6	27.5	25.6
Corporate tax	36.0	31.6	29.2	21.6	21.6

	2018	2017	2016	2015	2014
	(EUR in billions)
Capital taxes	6.8	6.1	7.0	6.3	5.5

Tax revenue of general government	807.8	772.5	738.7	704.2	673.6
Taxes of domestic sectors to EU	5.1	5.1	5.2	5.5	4.6

Taxes	812.9	777.5	743.8	709.7	678.2

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 109 public and private enterprises as of December 31, 2017.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2017.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Direct Debt of the Federal Government

As of December 31, 2018, the Federal Government’s direct debt totaled EUR 1,070.2 billion, compared to EUR 1,086.3 billion as of December 31, 2017.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 478.9 billion as of December 31, 2017. Of this amount, EUR 121.0 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.0 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2019 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2019-anl.pdf;jsessionid=72405BEC0B3E3F6153D39D839CFE9E9E?__blob=publicationFile&v=2), Overview 3, page 290.

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2018 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2018
(EUR in millions)
Federal Bonds (Bundesanleihen)	747,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	66,500
Five-year Federal Notes (Bundesobligationen)	194,000
Federal Treasury Notes (Bundesschatzanweisungen)	96,000
Federal Savings Notes (Bundesschatzbriefe)	48
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	14,046
German Government Day-Bonds (Tagesanleihe des Bundes)	921
Borrowers’ note loans (Schuldscheindarlehen)	7,745
of which:
– From residents	7,707
– From non-residents	38
Old debt (1)	4,475
of which:
– Equalization claims	4,155
Repurchased debt	61,485

Total	1,070,154

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2018 und zum 31. Dezember 2018 in Euro, Bundesanzeiger of February 04, 2019.

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	26,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	25,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	26,000
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	25,000
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	12,000
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	21,000

Total Federal Bonds				747,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	12,050
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	14,500
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	7,950

Total Inflation-linked Securities				66,500

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000
0.00% Bonds of 2017-Series 175	0.00	2017	2022	18,000
0.00% Bonds of 2017-Series 176	0.00	2017	2022	17,000
0.00% Bonds of 2018-Series 177	0.00	2018	2023	16,000
0.00% Bonds of 2018-Series 178	0.00	2018	2023	16,000

Total Federal Notes				194,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
0.00% Notes of 2017	0.00	2017	2019	13,000
0.00% Notes of 2017 (II)	0.00	2017	2019	13,000
0.00% Notes of 2017 (III)	0.00	2017	2019	13,000
0.00% Notes of 2017 (IV)	0.00	2017	2019	13,000
0.00% Notes of 2018	0.00	2018	2020	13,000
0.00% Notes of 2018 (II)	0.00	2018	2020	12,000
0.00% Notes of 2018 (III)	0.00	2018	2020	12,000
0.00% Notes of 2018 (IV)	0.00	2018	2020	7,000

Total Federal Treasury Notes				96,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001% to 2.2500%	2012	2019	48

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.66 to -0.63	2018	2019	14,000

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

German Government Day-Bonds	variable, tied to EONIA	2008	unlimited	921

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	2.91% to 5.05%	2003 to 2011	2019 to 2037	7,745

(1)

Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)

Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)

Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,475
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)

Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2018 und zum 31. Dezember 2018 in Euro, Bundesanzeiger of February 04, 2019.

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2017	2016
	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	121,012	128,630
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	44,275	44,918
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	97,510	96,961
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	19,587	17,556
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	10,000

Total guarantees pursuant to the 2010 German Budget Act	358,461	359,142

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,006	85,932
Total guarantees	473,867	467,474

(1)

Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “—KfW—Business—Financial Markets—Funding.”

(2)

Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “—KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Source: Bundesministerium der Finanzen, Finanzbericht 2019 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2019.html), Overview 3, page 290.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER 2018

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	27,526.5	23,683.4
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	41,315.5	3,685
African Development Bank (AfDB) (3)	3,764.1	258.2
African Development Fund (AfDF) (3)	4,316.74	4,127.3
Asian Development Bank (AsDB) (3)	6,386.6	319.4
Asian Development Fund (AsDF) (3)	1,933.0	1,770.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	14.3	14.3
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	594.1	521.8
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	110.0	103.4
European Bank for Reconstruction and Development (EBRD) (5)	3,066.0	639.5
Council of Europe Development Bank (CEB) (5)	1,098.3	121.9
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	717,4

(1)

Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241

(2)

Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2018.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2017 of EUR 1 per USD 1.1993.